EXHIBIT 11
                   OAKWOOD HOMES CORPORATION AND SUBSIDIARIES

       CALCULATION OF PRIMARY AND FULLY DILUTED EARNINGS PER COMMON SHARE
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                September 30,          September 30,          September 30,
                                                                    1997                   1996                   1995
                                                                ------------           -------------          -------------
Weighted average number of common shares
outstanding                                                            45,798                 44,880                 44,182
Add:   Dilutive effect of stock options and
         restricted shares computed using the
         treasury stock method                                          1,115                  1,741                  1,912
Less:   Unearned ESOP shares                                             (122)                  (161)                   (96)
                                                                  -----------            -----------             ----------
Weighted average number of common and common
equivalent shares outstanding
                                                                       46,791                  46,460                 45,998
                                                                  ===========            ============            ===========
Net income                                                        $    81,913            $     68,255           $     45,318
                                                                  ===========            ============            ===========
Earnings per common share--primary                              $        1.75          $         1.47        $           .99
                                                                  ===========            ============            ===========

Weighted average number of common shares                               45,798                  44,880                 44,182
outstanding
Add:   Dilutive effect of stock options and
         restricted shares, computed using the
         treasury stock method                                          1,170                  1,802                  2,027
Less:  Unearned ESOP shares                                              (122)                  (161)                   (96)
                                                                  -----------            -----------             ----------
Weighted average number of common shares
outstanding assuming
full dilution                                                          46,846                 46,521                 46,113
                                                                  ===========            ============            ===========
Net income                                                        $    81,913            $    68,255            $    45,318
                                                                  ===========            ============            ===========
Earnings per common share--fully                                  $      1.75          $        1.47         $          .98
diluted                                                           ===========            ============            ===========


         [Photo of Jockeys on Horses racing around track appears here]


                                        Oakwood Homes       OAKWOOD
                                         Logo               HOMES
                                        Appears Here        CORPORATION
                                                            1997 Annual Report

                                        Ahead
                                          of the
                                            Pack

PROFILE

Ahead of the Pack
Oakwood Homes Corporation, founded in 1946, is a fully integrated housing company--manufacturing, retailing and financing quality factory-built homes in a 28-state region stretching from coast to coast. Oakwood was one of the first companies in the industry to vertically integrate its manufacturing, retailing and financing operations, and it has implemented this strategy more completely than any other company in the industry. This enables it to control all the factors that influence a customer's home buying decision: from product features and design to quality of materials and workmanship, from a helpful sales staff and extensive financing options to service after the sale.

With 300 retail sales centers, Oakwood sells more homes than any other retailer, registering strong same-store sales growth in fiscal 1997. As the third largest manufacturer in the industry, the Company's 17 plants located across its market areas support the needs of Company-owned retail centers and, in certain markets, independent dealers. In addition, Oakwood's financial services arm makes the American dream of home ownership come true, providing almost $900 million in customer financing last year as well as property and casualty insurance coverages for the homes it sells.

With agility and innovation, Oakwood continues to expand its line of products for today's manufactured housing buyer, combining quality, construction, features, value, and floor plans like no other company in the industry. In addition, Oakwood has built a reputation for service and responsiveness to its customers that is unmatched in the industry, delivering the promise of complete satisfaction that consumers expect and demand. More than 50 years in the making, this success is a tribute to the Company's 7,000 employees-- a dedicated team of the most talented people in manufactured housing.

Oakwood Homes is headquartered in Greensboro, North Carolina. Its common shares are listed on the New York Stock Exchange under the ticker symbol OH.

Retail Center Network

Map of U.S.A. Appears Here of Retail Center Network
Of the following locations:
(triangle) Company Owned Sales Centers
(box)      Substantially Complete
(box)      Markets Under Development
(box)      Focus of 1998 Retail Expansion
(box)      Future Expansion

Financial Highlights



------------------------------------------------------------------------------------------------------------------------------
                                             1997           1996           1995           1994          1993           1992
------------------------------------------------------------------------------------------------------------------------------
                                                                   (in thousands, except per share data)

Net sales .............................    $  952,704       $862,079      $741,521       $595,127       $422,103      $313,272

Total revenues ........................    $1,070,051       $973,922      $821,412       $664,610       $483,736      $360,446

Net income ............................     $  81,913       $ 68,255      $ 45,318       $ 35,655       $ 25,715      $ 14,334

Earnings per common share

  Primary .............................       $  1.75         $ 1.47        $ 0.99         $ 0.78         $ 0.61        $ 0.46

  Fully diluted .......................       $  1.75         $ 1.47        $ 0.98         $ 0.78         $ 0.59        $ 0.42

Total assets ..........................    $  904,506       $841,977      $782,640       $590,397       $596,950      $459,924

Notes and bonds payable ...............     $  78,815       $134,379      $198,812       $207,990       $264,225      $297,033

Cash dividends per
  common share ........................       $  0.04         $ 0.04        $ 0.04         $ 0.04         $ 0.04        $ 0.03
------------------------------------------------------------------------------------------------------------------------------



           Net Sales                               Net Income
         (in millions)                           (in millions)

      '92             313                     '92             14.3
      '93             422                     '93             25.7
      '94             595                     '94             35.7
      '95             742                     '95             45.3
      '96             862                     '96             68.3
      '97             953                     '97             81.9

 5 year compound growth rate: 25%        5 year compound growth rate: 42%




                             Fully Diluted EPS

                           '92              0.42
                           '93              0.59
                           '94              0.78
                           '95              0.98
                           '96              1.47
                           '97              1.75

                      5 year compound growth rate: 33%

To Our Shareholders:



If you've watched manufactured housing for the past year, you know the landscape has changed dramatically. Increasing industry-wide production capacity, coupled with significant growth in the number of retail dealers and dealer locations over the past few years, has resulted in a real and substantial shift in the balance of power between the manufacturing and distribution arms of our industry. While end consumer demand has remained strong, competition among manufacturers has intensified, encouraging dealers to seek greater concessions and incentives from manufacturers for access to their "shelf space." This, in turn, has resulted in flat or lower sales and profits at many of the manufactured housing companies that lack retail clout.

Does this scenario sound familiar? If you're a longtime Oakwood shareholder, then you recognize this message from our past communications in which we discussed the benefits of our vertical integration. More important, you can see the difference in our results for the fiscal year ended September 30, 1997, which stand in sharp contrast to most other manufactured housing companies as we set new records across the board in virtually all financial and operational areas.

For the first time, Oakwood's revenues surpassed the one-billion-dollar mark, rising 10% to nearly $1.1 billion. Reflecting strengthening same-store retail sales as we moved through the year, this revenue growth combined with steadily increasing gross margins and a strong performance from our financial services operations to produce a more pronounced profit improvement. Net income for the year increased 20% to $82 million or $1.75 per share from $68 million or $1.47 per share last year. These results have culminated in five-year compound growth rates for revenues and net income of 24% and 42%, respectively, rivaling the performance of some of the best growth stocks.

The increasing importance of retail distribution was not the only change that confronted the industry in 1997. Consumer preference for multi-section homes increased greatly during the year. Our response to this challenge--with speed and flexibility unprecedented in our industry--allowed Oakwood to remain in the mainstream of this movement as multi-section homes accounted for 47% of the new homes we sold at retail versus 32% in 1996 and just 25% in 1992.

Yet even these figures do not completely show the powerful capabilities of our fully integrated operations. As we recognized the slowdown in single-section sales in the fall of 1996, we not only began to adapt our production capacity to meet new market trends, we also formulated a revolutionary plan to build a standard model multi- section home--our Sunrise Dream Home--for inventory over the slower winter months. In breaking with the industry's tradition of primarily building more expensive multi-section units only as ordered, and by introducing the industry's first standard, no-options model home in 1997, we were able to preserve the advantages of vertical integration in a seasonal business


                           Market Capitalization
                               (in millions)

                           '90                 46
                           '91                125
                           '92                220
                           '93                567
                           '94                553
                           '95                782
                           '96              1,237
                           '97              1,314

"Our results for the fiscal year ended September 30, 1997, stand in sharp contrast to most other manufactured housing companies as we set new records across the board in virtually all financial and operational areas."


NICHOLAS J. ST. GEORGE
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER


and thereby maintain significant manufacturing efficiencies.

Initiating this approach at the manufacturing level was just part of the success story behind our new Sunrise Dream Home. During the year, we also initiated the first-ever nationwide advertising campaign in our industry to support the introduction of this new product and begin building brand awareness for Oakwood.

This is not the first or the last time that Oakwood has provided a new business model for the industry. Recently, other companies have begun to embrace the concept of vertical integration, hinting at plans to establish exclusive dealer networks or build a captive retail system. We're gratified that, after pioneering these strategies, some of our more distinguished competitors have recognized the true market power that can be harnessed by linking manufacturing, retail and finance so seamlessly and completely as we have done. It's a tribute to all the people at Oakwood, too, who have played such an essential role in the Company's success. Muscle-building our organization--making sure that we have highly committed, qualified and motivated people throughout our Company--has always been a priority for us. I think it is one more critical factor that sets us apart from the competition, contributing to a growth rate that is twice as great as the industry's over the past five years.

With the conclusion of fiscal 1997, Oakwood marked its eighth consecutive year of record results--32 straight quarters of prosperous growth. An equally impressive measure of our progress can be seen in the Company's market capitalization, which has increased from just under $50 million at the turn of the decade to more than $1.3 billion at September 30, 1997. Oakwood's position as the largest and most experienced retailer of manufactured housing in the country, with 300 retail locations at year end, positions the Company to extend its strong record of growth and increase its lead over competitors who are only now trying to develop similar but untested retail capabilities.

Sincerely yours,

/s/ Nicholas J. St. George

Nicholas J. St. George
Chairman, President and
Chief Executive Officer

PHOTO OF DIRECTORS: (LEFT TO RIGHT, STANDING) CLARENCE W. WALKER, NICHOLAS J. ST. GEORGE, SABIN C. STREETER, LANTY L. SMITH, C. MICHAEL KILBOURNE; (SEATED) DENNIS I. MEYER, KERMIT G. PHILLIPS, II, ROGER W. SCHIPKE, H. MICHAEL WEAVER; (NOT PICTURED FRANCIS T. VINCENT, JR.).

      (PICTURES APPEARS HERE OF A JOCKEY ON A RACEHORSE & AN OAKWOOD HOME)

PERFORMANCE

The Company has consistently delivered sales and earnings results that are unmatched by other manufactured housing companies.

Ahead of the Pack

Oakwood's position as an industry leader is unmistakable: The Company has consistently delivered sales and earnings results that are unmatched by other manufactured housing companies. Oakwood's retail home sales have expanded twice as fast as industry shipments over the last five years and, with net income advancing at a compound rate of 42% over the same period, Oakwood compares favorably across a spectrum of high growth stocks regardless of industry. This rapid growth, as longstanding Oakwood shareholders know, reflects the Company's successful implementation of several key strategies, the most important of which is Oakwood's vertically



STRIKING ARCHITECTURAL DETAILS TYPICALLY ASSOCIATED WITH SITE-BUILT HOMES, SUCH AS TILE ROOFS, DISTINGUISH HOMES PRODUCED BY OAKWOOD'S GOLDEN WEST HOMES SUBSIDIARY AND HELP INCREASE THE COMPANY'S PENETRATION OF THE HIGH-END MARKET.

               (PICTURE APPEARS HERE OF A COUPLE UNLOADING BOXES)

"It is amazing how fast we realigned our production capacity earlier in the year to roll out our first Dream Home. But by pulling together manufacturing, retail and finance we accomplished a seemingly impossible task."

WILLIAM G. EDWARDS
EXECUTIVE VICE PRESIDENT
HOUSING OPERATIONS

integrated business model, which the Company has implemented more extensively than any other company in manufactured housing.

Oakwood's continued strong growth in 1997 stands in stark contrast to the slowdown being reported by other manufacturers and underscores the rationale for vertical integration. Make no mistake: Consumer interest in manufactured housing has never been greater. Housing alternatives remain limited for many people. Job growth has typically involved lower wage positions. Low inflation has diminished much of the "investment" appeal of site-built homes. Last, and perhaps most important, today's spacious, feature-rich multi-section manufactured homes are virtually indistinguishable from site-built homes, a fact that has fostered their increased popularity among traditional home buyers. With accelerating same-store sales, Oakwood's own retail sales statistics affirm the fundamental strength of the end-consumer market, which is expected to increase again in 1998. It also highlights the Company's continuing ability to gain market share from competitors.



Setting the Pace

As 1997 began, Oakwood recognized the burgeoning consumer interest in multi-section homes, which suggested a dramatic shift in the future mix of home sales. To meet this growing demand and minimize the risk of overbuilding single-section homes, Oakwood devised a revolutionary plan that would capitalize on the Company's powerful vertical integration,

                                                         Net Sales
           Cumulative Growth                           (in millions)

        '92       0          0                     '92                 313
        '93      26.73      31                     '93                 422
        '94      50.93      75                     '94                 595
        '95      69.38     124                     '95                 742
        '96      87.24     170                     '96                 862
        '97      83.24     196                     '97                 953

        Oakwood Retail Home Sales                      Retail Sales
        Industry Shipments                             Wholesale and Other

(PICTURES APPEARS HERE OF A HOUSE EXTERIOR & BATHROOM DETAIL)

requiring every aspect of Oakwood's operations to collaborate and adapt as never before. The goal: To create a STANDARD multi-section home built for inventory--a bold initiative never before attempted by the industry. Until that time, the more expensive multi-section homes traditionally had been built to customer order. Oakwood's Sunrise Dream Home, the first in a line of new, no-option multi-section homes, would go on to break new ground in many other ways as well.

Oakwood realized that in building a new line of products for inventory, it could continue to achieve tremendous efficiencies by maintaining constant levels of production over the slower winter months. Not only did this strategy produce higher gross margins for Oakwood, it allowed the Company to pack great value into the product for the consumer, including an attractive new floor plan, appliance upgrades and other amenities. In addition, the timing was right for the introduction of a new standard model home, which hit the market simultaneously with the surge in multi-section home sales. As a result, Oakwood sold more than 3,400 Sunrise Dream Homes during the fiscal year ended September 30, 1997, helping boost its multi-section unit sales 61% in 1997.

Another first for the industry could be found in the way Oakwood merchandised the Sunrise Dream Home. Since it was available at every Oakwood retail location, this product roll-out also could be backed by the industry's first national advertising campaign to build product and brand awareness. Completing the essential package of skills needed to launch the program successfully, the Company's financial services subsidiary provided financing to make the Sunrise Dream Home the most successful new product introduction in the Company's history.

While nearly every phase of this new program could be characterized as "unconventional," perhaps the most challenging aspect involved manufacturing. Unprecedented in speed and scope, Oakwood's realignment of its manufacturing capacity to accommodate the shift to multi-section products was a feat that required a nimble organization and highly flexible manufacturing operations. By January 31, 1997, eight of the Company's then

SPACIOUS BATHROOMS, FEATURING GARDEN TUBS AND OTHER LUXURIES, HAVE BECOME A FAVORITE WITH OAKWOOD'S CUSTOMERS.

                                                   Floors Produced
           Gross Profit Margin                     (in thousands)

          '92               24.3                 '92              18.2
          '93               24.9                 '93              21.7
          '94               25.8                 '94              27.6
          '95               26.7                 '95              31.1
          '96               29.3                 '96              35.0
          '97               31.6                 '97              40.4

                                             5 year compound growth rate: 13%

        (PICTURE APPEARS HERE OF A FAMILY AND AN OAKWOOD HOME EXTERIOR)

MULTI-SECTION HOMES HAVE ENJOYED INCREASING POPULARITY AMONG CUSTOMERS DURING THE PAST YEAR. MULTI-SECTIONS ACCOUNTED FOR ABOUT 47% OF OAKWOOD'S RETAIL HOME SALES IN 1997, UP FROM 32% IN 1996.

16 manufacturing facilities were entirely dedicated to multi-section production while another four could produce either multi-section or single-section homes. Few companies in the industry have ever moved farther, faster, or with such agility.

Oakwood already has begun to take advantage of the momentum created by its entry-level Sunrise Dream Home, introducing a larger Family Dream Home(TM) in October 1997 and planning two more models in fiscal 1998. In keeping with its original formula, these "Dream Home" products will offer no options, but will include combinations of site-built amenities such as wireless security systems, media rooms, dry wall construction, entertainment centers, appliance upgrades, etc., continuing the tradition of excellent value



Oakwood sold more than 3,400 Sunrise Dream Homes during the fiscal year ended September 30, 1997, helping boost its multi-section unit sales 61% in 1997.

                                   PACESETTER

                                    POWERFUL

                (PICTURE APPEARS HERE OF JOCKEYS RACING HORSES)

Oakwood's distribution network accounted for more than 22,000 homes sold at retail during 1997, reflecting a compound annual growth rate of 24% over the past five years.

that began with the Sunrise Dream Home. Moreover, each new product roll-out will be supported by advertising in every Oakwood market which will not only promote the product, but also continue to enhance the Company's efforts to build the industry's first true, nationally recognized brand name.



Expanding Retail Distribution

By embracing the need for rapid change, Oakwood's retail operation made an important contribution to the Company's launch of its new standard line of


                 (PICTURE APPEARS HERE OF AN OAKWOOD INTERIOR)

WITH VIRTUALLY EVERY AMENITY AVAILABLE IN SITE-BUILT HOMES, OAKWOOD'S NEW HIGH-END MULTI-SECTION HOME OFFERS CONSUMERS A COMFORTABLE, ATTRACTIVE ALTERNATIVE TO TRADITIONAL HOUSING AT A FRACTION OF THE COST.

"By reengineering our mortgage loan operations, we are positioning ourselves more strongly than ever to compete for business in the attractive segment of manufactured home and land sales transactions. This will definitely help move our mix to higher-end products."

C. MICHAEL KILBOURNE
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

                 (PICTURE APPEARS HERE OF AN OAKWOOD INTERIOR)

multi-section products in 1997. Yet the success of its retail operation during the past year can be measured in many more and equally important ways.

During 1997, Oakwood continued to expand its retail distribution network, which now extends to 28 states. Oakwood ended the year with 300 retail locations versus 255 last year. The focus of this expansion was primarily in the Deep South, Southwest and Pacific Northwest market areas. Retail expansion in 1998 will remain primarily centered on these areas as Oakwood continues to fill in its markets.

Oakwood's retail network accounted for more than 22,000 homes sold at retail during 1997, reflecting a compound annual growth rate of 24% over the past five years. This growth is nearly double the estimated growth rate of 14% for industry retail sales and shows the dramatic market share gains achieved as the Company has leveraged its retail power.

Importantly, Oakwood's retail system now handles approximately 7% of all retail distribution nationally. Of course, Oakwood's market share is much higher in states where the Company has maintained a presence for some time. Over 80% of the country's retail distribution is highly fragmented among independent dealers who in many cases have only one or a few locations. This segment, clearly ill-suited to absorb any heightened competitive conditions or wield any meaningful marketing clout, represents an attractive target for future consolidation as Oakwood continues to expand its network.



       New Homes Sold at Retail                    Number of Sales Centers
            (in thousands)
                                                  '92                  106
       '92                 3.5                    '93                  121
       '93                 9.2                    '94                  152
       '94                12.0                    '95                  192
       '95                16.3                    '96                  255
       '96                20.1                    '97                  300
       '97                22.1

             Multi section
             Single section

     5 year compound growth rate: 24%

                    (PICTURE APPEARS HERE OF A HOME INTERIOR)

Supporting Growth

Oakwood's financial services business has long been a key partner in the success of the Company's integrated retail and manufacturing operations. In 1997, financial services contributed $57 million to Oakwood's pre-tax income, up from $52 million in 1996 and $8 million in 1992. This increase, which represents a compound annual growth rate of 48% over the past five years, reflects the steady growth in Oakwood's retail sales as the Company typically finances more than 85% of its retail sales transactions. In 1997, Oakwood's loan originations totaled $884 million, up from $721 million in 1996 and pushing the Company's total serviced loan portfolio to more than $2.5 billion by year's end.

Financial services capabilities benefit Oakwood in many obvious ways, from supporting retail sales and promoting maximum manufacturing throughput to making one-stop shopping a convenient reality for every Oakwood customer. In less obvious ways, however, financial services maximize the Company's opportunity to profit from each sales transaction. Sales of insurance products and extended service contracts generate revenues long after the sale and, together with the Company's sizable serviced loan portfolio, will continue to contribute to earnings well into the future.

Several factors have contributed to the expansion of Oakwood's financial services, aside from the Company's steadily rising retail sales. In recent years, these operations have become self-sustaining through Oakwood's periodic sale of asset-backed securities--securities sold into the public secondary market which are secured by loans originated in connection with retail home sales. A steady stream of these securitizations over the past several years has helped Oakwood not only avoid further capital commitments to fund the growth of its financial services, they also have reduced the Company's cost of capital through regular access to the public securities markets. A joint venture with Deutsche Financial Services also allows Oakwood to compete for loan originations relating to retail sales by independent dealers--a market estimated at more than $10 billion per year.

During 1997, Oakwood's financial services subsidiary completely reengineered all of its mortgage loan origination and processing tasks to provide a faster, simplified transaction flow. With streamlined processes, the Company is now strongly positioned to participate in loan transactions involving higher-end manufactured home and land sales, a market in which the Company has had only limited penetration to date.

Oakwood also formed a captive reinsurance company in 1997, replacing its commissioned-based insurance agency relationships. By underwriting its


                           Loan Originations
                             (in millions)

                         '92                131
                         '93                212
                         '94                344
                         '95                487
                         '96                721
                         '97                884

                     5 year compound growth rate: 43%

               (PICTURE APPEARS HERE OF A COUPLE IN A LIVING ROOM)

WITH SPACIOUS ROOMS, A SEE-THROUGH FIREPLACE AND WIRELESS SECURITY SYSTEM, OAKWOOD'S FAMILY DREAM HOME(TM) IS THE SECOND PRODUCT ROLLED OUT IN ITS "DREAM HOME" LINE. THE COMPANY PLANS TO INTRODUCE TWO NEW DREAM HOMES LATER IN 1998.


own business, the Company can participate more fully in yet another revenue stream associated with the retail sale of new homes.



Looking Ahead

As Oakwood enters a new fiscal year, the Company's strategy of vertical integration will continue to drive well-coordinated growth in its retail distribution network, manufacturing capabilities and financial services. Highlights of Oakwood's goals and plans for next year include:

o New factories, like the one opened at the end of fiscal 1997 and another planned for fiscal 1998, represent a totally new design for Oakwood manufacturing facilities. These plants, the most flexible and automated ever built by the Company, will offer "tape and texture," dry wall and



Oakwood's
financial services subsidiary has
long been a key partner in the
success of the Company's
integrated retail and manufacturing operations.

                                  PERSEVERANCE


                           Servicing Portfolio
                              (in millions)

                          '92               246
                          '93               522
                          '94               242
                          '95             1,201
                          '96             1,345
                          '97             2,540

                   (PICTURE APPEARS HERE OF JOCKEYS & HORSES)

                                   PREEMINENT

A pioneer in the industry for more than 50 years, Oakwood has become the country's preeminent fully integrated manufactured housing company.

other finishes targeted at the higher end of the market--a segment Oakwood believes will grow more rapidly than the market as a whole.

o A new computer aided design system will be implemented to reduce lead times to market and enhance the Company's market agility. This new system is expected to cut by two-thirds the time needed to go from design to prototype.

o The Company also will continue to muscle-build its organization by investing in human resources with new training programs across the Company. These will support quality, reduce employee turnover, improve safety and strengthen skills. Oakwood also will begin to benefit more fully from new incentive-based compensation programs put in place last year.

o Oakwood will move into new phases of its successful Dream Home campaign with two new products for 1998. The Company will support these new product launches, which will aid in the Company's efforts to reach faster-growing, higher end markets, with an even larger advertising commitment.

o The Company also will continue to expand its retail distribution network, adding a minimum of 45 to 50 locations in the coming year to take full advantage of our growing brand awareness. Potential consolidation in the industry, especially at the retail level, may provide opportunities to grow even more rapidly through selective acquisitions.

o Oakwood's financial services, bolstered with the addition of captive property and casualty insurance and service contract underwriting capabilities in 1997, will support its anticipated growth while providing yet another avenue for profit participation.

A pioneer in the industry for more than 50 years, Oakwood has become the country's preeminent fully integrated manufactured housing company. Its financial and operational results have proven Oakwood's ability to remain ahead of the pack across all kinds of market conditions. Even now as others try to imitate its methods, Oakwood's experience, resources and depth remain unique in a changing industry--changes that favor those who are prepared. Oakwood Homes.

                          Operating Margin

                        '92             3.2
                        '93             2.6
                        '94             2.5
                        '95             3.0
                        '96            11.6
                        '97            12.3

Oakwood Homes Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
During fiscal 1997 the Company reported its eighth consecutive year of record revenues and earnings. Total revenues increased 10% to $1.1 billion from $974 million last year, following a 19% increase in 1996 from the $821 million reported for 1995. Net income rose 20% in 1997 to $81.9 million compared to net income of $68.3 million in 1996 and pro forma net income of $45.3 million in 1995.

Industry shipments declined for the first time in five years during 1997. According to industry sources, shipments of manufactured homes were down approximately 3% for the first nine months of calendar 1997, following a 7% increase in calendar 1996. Oakwood's growth continued to far surpass the industry, as new retail unit sales grew by 10% in fiscal 1997 and 20% in fiscal 1996. Retail unit sales growth was particularly strong in the fourth quarter of fiscal 1997, which increased 24% over the 1996 period.

The following table summarizes certain key sales statistics for each of the last three fiscal years:
                                    ------------------------------------
                                      1997          1996           1995
                                    ------------------------------------
Retail sales (in millions)          $ 858.4       $ 703.2        $ 544.6
Other sales (in millions)           $  94.3       $ 158.9        $ 196.9
Total sales (in millions)           $ 952.7       $ 862.1        $ 741.5
Gross profit %                         31.6%         29.3%          26.7%
New single-section
  homes sold--retail                 11,670        13,639         12,073
New multi-section homes
  sold--retail                       10,418         6,488          4,638
Used homes sold--retail               2,155         1,908          1,940
New single-section homes
  sold--wholesale                       539         1,334          2,168
New multi-section homes
  sold--wholesale                     2,508         3,890          4,923
Average new single-section
  sales price--retail               $29,200       $27,700        $25,900
Average new multi-section
  sales price--retail               $47,900       $47,900        $46,500
Average new single-section
  sales price--wholesale            $15,500       $14,200        $14,100
Average new multi-section
  sales price--wholesale            $31,900       $29,800        $31,200
Weighted average retail
  sales centers open
  during the year                       278           227            178
Average dollar sales per sales
  center (in millions)              $   3.1       $   3.1        $   3.1

1997 Compared to 1996

Retail sales dollar volume increased 22%, reflecting a 10% increase in new unit volume, a 5% increase in the average new single-section sales price and an increase in the percentage of total retail new unit volume represented by multi-section homes from 32% last year to 47% in fiscal 1997. Single-section unit volume decreased 14%, while multi- section unit volume rose 61% from fiscal 1996. The average selling price for new single-section homes sold at retail increased primarily due to a shift in product mix toward higher price points. The retail sales increase reflects the effects of the Company's capacity realignment towards multi-section homes late in the second quarter of fiscal 1997. Redirecting manufacturing capacity to multi-section products helped reduce manufacturing backlogs and enabled the Company to offer a broader assortment of products to consumers. The increase in multi-section home sales is also attributable to the introduction of the Sunrise Dream Home, a high volume price point multi-section home supported by the Company's first national marketing campaign. Since its introduction in February 1997, over 3,400 Sunrise Dream Homes have been sold. In fiscal 1997, the Company opened or acquired 49 new sales centers compared to 60 sales centers in fiscal 1996. The Company also closed 4 underperforming sales centers during 1997 and 3 during fiscal 1996. Total new retail sales dollars at sales centers open more than one year increased 8% during fiscal 1997 and posted a significant 18% increase during the fourth quarter of the year.

Other sales dollar volume declined by 41%, reflecting the Company's strategy of changing the distribution of products produced by Golden West and Destiny from non-exclusive independent dealers to Company-owned retail sales centers. During fiscal 1997, 68% of Golden West's and Destiny's shipments were to Oakwood sales centers, compared to 34% in fiscal 1996; these shipments are not included in the dollar and unit sales in the accompanying table.

Gross profit margin increased to 31.6% in 1997 from 29.3% in 1996, reflecting higher operating levels and efficiencies in manufacturing, greater internal sourcing of retail sales and the reduced significance of relatively lower margin wholesale sales. Manufacturing production increased 15% over 1996 and the percentage of new homes sold at retail which were produced in Company-owned manufacturing plants increased from approximately 90% in fiscal 1996 to approximately 96% in 1997.

Financial services income increased to $102.8 million from $92.3 million last year. Interest income earned on loans held for investment and on loans held for sale prior to securitization decreased from $34.6 million in fiscal 1996 to $29.4 million this year. This decrease reflects the decline in the principal balance of loans held for investment and loans held for sale, as well as a decrease in the average yield on those assets as older, higher-yielding loans are liquidated. The Company continues to sell via securitization substantially all the loans it originates, and accordingly interest income should continue to decline as the remaining loans held for investment are liquidated. Loan servicing fees increased from $15.9 million in fiscal 1996 to $21.5 million in 1997, reflecting the increased size of the Company's securitized loan servicing portfolio. REMIC residual income increased from $16.2 million to $19.4 million, reflecting an increase in the average balance of REMIC residual interests during the period. This increase was partially offset by a decrease in the average yield on those investments, arising principally from higher credit losses more fully described below. Other financial services income decreased from $6.4 million for fiscal 1996 to $6.3 million for the current year, due to the Company's equity in losses generated by the Company's joint venture, Deutsche Financial Capital, offset in part by increases in miscellaneous fees and other income.

Financial services income for fiscal 1997 and 1996 includes gains of approximately $19.3 million, or $.25 per share, after tax, and $19.4 million, or $.26 per share, after tax, respectively, from the sale of asset-backed securities. Fiscal 1996 amounts include a non-recurring gain on a resecuritization transaction of $1.4 million, or $.02 per share, after tax.

Financial services income for fiscal 1997 also includes $6.9 million in revenues from the Company's new captive reinsurance business which began operations on June 1, 1997. This new subsidiary will enable the Company to participate more fully in what management believes to be the profitable income streams associated with the property and casualty insurance and service contract business than was possible under the commission-based insurance agency arrangement which preceded its formation. As a reinsurer, the Company recognizes insurance premium revenues over the life of the related policies as a component of financial services income, with the associated claims expenses reflected in financial services operating expenses. Previously, insurance commission revenue was reported upon the sale of the policies by Oakwood's retail operations, and was included in other income.Due to this fundamental change in the Company's business, earnings for insurance operations are now spread over the lives of the policies rather than being recognized in full when the policies were sold. Management estimates that this conversion from an insurance agency to a reinsurer penalized fourth quarter 1997 earnings by approximately $2.5 million (approximately $1.5 million after tax, or approximately $.03 per share). This anomaly in comparisons is expected to continue, with decreasing effect, through mid-1999. Because reinsurance claims costs are recorded as insured events occur, underwriting reinsurance risk may increase the volatility of the Company's earnings, particularly with respect to property and casualty reinsurance. The Company has purchased catastrophe reinsurance to reduce its exposure to natural disasters.

The Company estimates the fair value of retained residual interests in REMIC securitizations based upon default, credit loss, voluntary prepayment and interest rate assumptions which management believes market participants would use for similar instruments. Such estimated fair values have a direct impact on the magnitude of the gain or loss recorded on the sale of asset-backed securities. The actual rate of voluntary prepayments and the amount and timing of credit losses affect the Company's yield on retained REMIC residual interests and the fair value of such interests in periods subsequent to the securitization. For the year ended September 30, 1997, total credit losses on loans originated by the Company, including losses relating to securitized assets, loans held for investment, loans held for sale and loans sold with full or partial recourse, amounted to approximately 1.30% of the average principal balance of the related loans, compared to approximately 1.01% for fiscal 1996. The increase in net credit losses is due in part to the industry-wide trend toward lower down payments which began in 1994. The higher loss ratio also reflects increased frequency of repossession in addition to loss severity, and had the effect of reducing the yields on the Company's retained interests in securitized assets. Continuation of these trends could adversely affect future yields on or the carrying value of certain retained REMIC residual interests. To counteract this trend, the Company tightened underwriting standards and focused additional emphasis on closing retail sales with relatively higher credit quality customers. In addition, the Company has begun implementing programs to improve recovery rates on defaulted loans in order to reduce the severity of credit losses.

The majority of the 25% decrease in other income reflects decreased insurance commissions resulting from the formation of a reinsurance subsidiary and the Company's exit from commission-based insurance agency arrangements discussed above. An increase in multi-section unit sales with respect to which the Company's insurance penetration rate is lower because of more competitive market conditions adversely affected commission income prior to formation of the reinsurance business.

Selling, general and administrative expenses rose to 24.8% of net sales compared to 24.6% of net sales last year. The increase in selling, general and administrative expenses as a percentage of net sales was caused primarily by higher selling expenses at retail and the integration of Destiny and Golden West, whose general and administrative expenses are increasingly spread over the Company's retail sales volumes as the Company reduces wholesale sales to non-exclusive independent dealers. This was partially offset by a reduction in accruals relating to long-term incentive compensation plans.

Financial services operating expenses rose 54% due to a 29% increase in the average number of loans serviced during the period and an 18% increase in total credit application volume, as well as the addition of claims and other expenses related to the formation of the captive reinsurance company discussed above. Exclusive of the captive reinsurance costs, financial services operating expenses rose $3.9 million or 21% over 1996.

Non-financial services interest expense rose from $2,221,000 to $3,274,000 due principally to interest costs related to new corporate office facilities.

Financial services interest expense includes interest expense associated with long-term debt secured by loans and interest expense associated with short-term line of credit borrowings used to fund the warehousing of loans prior to their securitization. Financial services interest expense decreased 18% primarily due to declining and retired long-term debt balances. This decrease was offset by a $2.9 million increase in short-term interest expense related to higher average outstanding balances, offset by lower weighted average interest rates on short-term lines of credit. Financial services interest expense associated with notes and bonds payable is expected to continue to decline as the Company retires its outstanding debt secured by loans.

1996 Compared to 1995

Retail sales dollar volume increased 29%, reflecting a 20% increase in new home volume, an increase in the percentage of multi-section homes sold and increases of 7% and 3% in the average new home sales prices of single-section and multi-section homes, respectively. New home volume rose due to a 28% increase in the weighted average number of sales centers open during the year, reflecting the rapid pace of retail expansion during fiscal 1996, in which the Company added a net 57 new sales centers compared to 46 centers in fiscal 1995. The increase in average selling prices was principally due to product mix. Average dollar sales per center were constant due to the increased significance of multi-section homes in the retail unit mix. Retail sales of multi-section homes accounted for 32% of new home unit sales in 1996 versus 28% in 1995. Total new home sales dollars at sales centers open more than one year rose 6% in 1996.

Other sales dollar volume declined 19%, reflecting execution of the Company's strategy of changing the distribution of products produced by Golden West and Destiny from independent dealers to Company-owned retail sales centers. In 1996, 34% of Golden West's and Destiny's shipments were to Oakwood sales centers, compared to only 8% in 1995. Shipments to Oakwood sales centers from Golden West and Destiny are not included in the dollar sales and unit sales in the accompanying table.

Gross profit margin increased to 29.3% in 1996 from 26.7% in fiscal 1995. The increase in gross margin reflects improved sourcing of retail unit sales from Company-owned manufacturing plants. Approximately 90% of the total new home retail sales volume was manufactured by the Company in fiscal 1996 compared to 76% in 1995. Manufacturing production increased 12% over 1995, and improved manufacturing margins, particularly at newer plants, contributed to the increase in gross margins overall. These increases were partially offset by start-up costs incurred in a plant expansion at the Albany, Oregon facility, which increased capacity by approximately 40% during the first quarter of fiscal 1996. For the full year, production at the Albany plant rose 22% from the level in 1995.

Financial services income increased 49% to $92.3 million from $62.0 million in fiscal 1995. Interest income earned on loans held for investment and on loans held for sale prior to securitization decreased from $38.2 million in 1995 to $34.6 million in 1996. This decrease reflects the amortization of and prepayments on loans held for investment, a decrease in the average balance of loans held for sale resulting from more frequent loan securitization, and a decrease in the average yield on these assets as older, higher-yielding loans are liquidated. Loan servicing fees increased from $12.2 million in 1995 to $15.9 million in 1996, reflecting the increased size of the Company's securitized loan servicing portfolio. REMIC residual income increased from $7.2 million to $16.2 million, reflecting the shift in the Company's financing strategy toward securitization of its loans from holding loans for investment. Other financial services revenues, which consist principally of credit life insurance premiums, miscellaneous fees and other income, increased to $6.4 million from $3.6 million, and reflect the increasing size of the Company's loan servicing portfolio.

Financial services income for 1996 and 1995 also includes gains of approximately $19.4 million, or $.26 per share, after tax, and $776,000, or $.01 per share, after tax, respectively, from the sale of asset-backed securities. The substantially increased gains in 1996 resulted from a widening of the excess servicing spread in two securitizations due to a bond market rally, improved credit ratings assigned to the securities sold, and a reduction in the credit spread over treasurys demanded by purchasers of the securities. In addition, the shift in the Company's sales mix toward multi-section homes resulted in multi-section loans comprising a larger percentage of the assets sold. Multi-section loans have longer average terms and lower anticipated credit losses than loans for single-section homes, which contribute to the value of residual interest in securitizations. Finally, the Company experienced a continuing decline in its transaction costs, reflecting competitive conditions on Wall Street and the Company's increased experience in securitizing loans in the public market. Fiscal 1996 gains include a $1.4 million nonrecurring gain on the resecuritization of approximately $32 million of subordinated REMIC securities.

The rate of voluntary prepayments and the amount and timing of credit losses affect the Company's yield on retained REMIC residual interests and the fair value of such interests in periods subsequent to the securitization. For the year ended September 30, 1996, total credit losses on loans originated by the Company, including losses relating to securitized assets, loans held for investment, loans held for sale and loans sold with full or partial recourse, amounted to approximately 1.01% of the average principal balance of the related loans, compared to approximately .75% in 1995. The increase in net credit losses is due principally to higher numbers of defaulted loans rather than to decreased recovery rates on defaults. To counteract this trend, in the third and fourth quarters the Company tightened underwriting standards and focused additional emphasis on closing retail sales with relatively higher credit quality customers.

The majority of the 9% increase in other income is related to increased insurance commissions resulting from the increase in retail home sales.

Selling, general and administrative expenses rose to 24.6% of net sales compared to 22.3% of net sales in 1995. The percentage increase reflects in part the integration of Destiny and Golden West, whose general and administrative expenses are increasingly spread over the Company's retail sales volume as the Company reduces wholesale sales to non-exclusive independent dealers. Selling, general and administrative expenses also increased as a result of the increased accruals for long-term management incentive compensation payable based upon the level of Company profitability for fiscal 1994 through 1996, expenses related to the increased number of retail sales centers opened during the year compared to the prior year and costs incurred in connection with sales centers scheduled to open in future quarters. New retail sales centers typically require a period of several months to reach unit sales levels similar to existing outlets. Increased accruals for compensation payable under long-term incentive compensation plans increased selling, general and administrative expenses by .9% of net sales compared to 1995.

Financial services operating expenses rose 47% on a 26% increase in the average number of loans serviced during the period and a 55% increase in total credit application volume. In addition to cost increases associated with higher origination and servicing volume, financial services operating expenses have increased as a result of allocation to this business unit of certain direct operating costs (principally related to telecommunications) formerly absorbed by the parent company and allocated to non-financial operations.

The provision for credit losses decreased 53% from 1995, principally as a result of the decrease in the balance of loans held for investment and a decrease in the Company's contingent liability on loans sold with full or partial recourse. The Company provides for estimated losses based on the Company's historical loss experience, current repossession trends and costs and management's assessment of the current credit quality of the loan portfolio.

Financial services interest expense includes interest expense associated with long-term debt secured by loans and interest associated with short-term line of credit borrowings used principally to fund the warehousing of loans prior to their securitization. Financial services interest expense decreased 11% due to declining and retired long-term debt balances. This decrease was offset by a $2.4 million increase in short-term interest expense, reflecting higher average outstanding balances on lines of credit due to the significant increase in loan volume. Financial services interest expense associated with notes and bonds payable is expected to continue to decline as the Company retires its outstanding debt secured by loans.

The Company's effective income tax rate was 38.3% in fiscal 1996 compared to a pro forma rate of 37.9% in fiscal 1995. The increase in the effective tax rate is due primarily to higher state income taxes.

Liquidity and Capital Resources

Retail financing of sales of the Company's products is an integral part of the Company's vertical integration strategy. Such financing consumes substantial amounts of capital, which the Company has obtained principally by issuing debt collateralized by its loans or by securitizing such loans, primarily using REMICs. Over the past five years, the Company has been able to obtain from investors and lenders an increasing percentage of the capital required to fund its finance business, and the related yield over treasurys required by investors generally has declined, principally because of increasing investor and lender familiarity with asset-backed financing transactions in the manufactured housing industry, declining interest rates, and because of the Company's increasingly strong financial performance. Management believes it can finance substantially all of its fiscal 1998 loan originations through asset securitization. During 1997 the Company raised approximately $922 million to finance its loans, including $869 million of REMIC certificates sold by Oakwood Mortgage Investors, substantially all of which were sold to the public. In November 1997 Oakwood Mortgage Investors completed another REMIC offering, the proceeds of which were approximately $252 million.

In each of the Company's four recurring 1997 securitizations, the Company has sold REMIC interests having a principal balance equal to 100% of the par value of the related loans, and the Company intends to sell all of the regular REMIC interests in its future securitizations. This decision eliminates the Company's need for cash to finance retained REMIC interests and substantially reduces the need to obtain other long-term financing. The Company's planned growth will require substantial capital to fund its loans in the coming years, and intends to utilize both the public and private asset-backed markets to maximize the number of sources of financing and minimize its financing costs.

In addition to the ongoing need to access the asset-backed capital market to fund its financing operations, the Company will require capital to execute its ongoing expansion strategy. The Company estimates that its fiscal 1998 capital expenditures will approximate $39 million, comprised principally of offices, leasehold improvements and fixtures relating to retail expansion, computer hardware and software associated with new and enhanced management information systems, improvements to manufacturing facilities and a new manufacturing plant in Texas. In addition to capital expenditures, the retail expansion will require an investment of approximately $500,000 of working capital for each new sales center, or approximately $25 million for fiscal 1998. Capital expenditures and working capital requirements in later years are dependent upon the extent of expansion undertaken in such years.

The Company intends to finance internal growth of its retail and manufacturing business principally using internally generated funds and short-term lines of credit. Because the Company sells all of the regular REMIC interests in its securitizations, additional permanent corporate financing is not expected to be required to fund internal expansion of the financial services businesses. However, should the Company expand its businesses through a significant acquisition, additional permanent capital could be required. In addition, the Company continues to monitor the debt and equity markets and evaluate sources and cost of long-term capital in light of management's assessment of existing and future conditions in the capital markets and its assessment of the appropriate components of the Company's capital structure. While management believes that existing financing is sufficient to provide for the Company's internal growth for the foreseeable future, the Company may seek to raise additional long-term debt or equity if compelling market conditions arise. During 1997 Standard & Poor's Ratings Group, Moody's Investors Service and Fitch Investors Service, L.P. each raised its rating of the Company's senior long-term debt to BBB-. Management believes that achieving an investment grade rating from major credit rating agencies enhances the Company's flexibility in obtaining both short and long-term financing.

The Company has several credit facilities in place to provide for its short-term liquidity needs. The Company has a $175 million credit facility with a conduit commercial paper issuer to provide warehouse financing for loans prior to securitization. The Company also has a $125 million revolving credit facility with a group of banks which is available to fund additional working capital needs, a $20 million cash management line of credit and $20 million of uncommitted lines of credit.

New Accounting Standards

In February 1997 the Financial Accounting Standards Board (the "Board") adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"), which establishes standards for computing and presenting earnings per share ("EPS") by replacing the presentation of primary EPS with a presentation of basic EPS. In addition, FAS 128 requires dual presentation of basic and diluted EPS on the face of the income statement and requires a reconciliation of the numerator and denominator of the diluted EPS calculation. The Company will adopt FAS 128 in fiscal 1998 and does not expect its adoption will result in reporting materially different EPS amounts than those reported under current accounting pronouncements.

In June 1997 the Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"), which requires that changes in the amounts of comprehensive income items, currently reported as separate components of equity, be shown in a financial statement, displayed as prominently as other financial statements. The most common components of other comprehensive income include foreign currency translation adjustments, minimum pension liability adjustments and/or unrealized gains and losses on available-for-sale securities. FAS 130 does not require a specific format for the new financial statement, but does require that an amount representing total comprehensive income be reported. The Company plans to adopt FAS 130 in fiscal 1999.

In June 1997 the Board also adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"), which establishes new standards for business segment reporting. Requirements of FAS 131 include reporting of (a) financial and descriptive information about reportable operating segments, (b) a measure of segment profit or loss, certain specific revenue and expense items and segment assets with reconciliations of such amounts to the Company's financial statements and (c) information regarding revenues derived from the Company's products and services, information about major customers and information related to geographic areas. FAS 131 is effective for fiscal years beginning after December 15, 1997 and thus will be adopted by the Company in fiscal 1999. Adoption of FAS 131 will require reporting of business segment information that is more comprehensive than that currently reported in the financial statements.

Oakwood Homes Corporation and Subsidiaries
Consolidated Statement of Income
(in thousands except per share data)

                                                           Year ended September 30,
                                                  --------------------------------------
                                                     1997            1996         1995
                                                  --------------------------------------
Revenues
  Net sales ..................................    $  952,704       $862,079     $741,521
  Financial services income (Note 3) .........       102,778         92,346       61,995
  Other income (Note 4) ......................        14,569         19,497       17,896
                                                  --------------------------------------
      Total revenues .........................     1,070,051        973,922      821,412
                                                  --------------------------------------
Costs and expenses ...........................
  Cost of sales ..............................       651,400        609,303      543,320
  Selling, general and administrative expenses       236,586        211,759      165,290
  Financial services operating expenses ......       29,056          18,810       12,799
  Provision for losses on credit sales .......          --            1,000        2,109
  Interest expense ...........................
    Non-financial services ...................        3,274           2,221        2,259
    Financial services .......................       16,543          20,149       22,638
                                                  --------------------------------------
      Total costs and expenses ...............      936,859         863,242      748,415
                                                  --------------------------------------
Income before income taxes ...................      133,192         110,680       72,997
Provision for income taxes (Note 6) ..........       51,279          42,425       26,374
                                                  --------------------------------------
Net income ...................................   $   81,913        $ 68,255     $ 46,623
                                                  ======================================
Pro forma information (unaudited) (Note 1)
  Historical income before income taxes ......                                  $ 72,997
  Pro forma provision for income taxes .......                                    27,679
                                                                                --------
  Pro forma net income .......................                                  $ 45,318
                                                                                ========
Earnings per share (1995 amounts are pro
  forma and unaudited) (Note 1)
  Primary ....................................   $     1.75       $   1.47      $    .99
                                                  ======================================
  Fully diluted ..............................   $     1.75       $   1.47      $    .98
                                                  ======================================


The accompanying notes are an integral part of the financial statements.

Oakwood Homes Corporation and Subsidiaries Consolidated Balance Sheet (in thousands except share and per share data)

                                                                  September 30,
                                                             ----------------------
                                                               1997          1996
                                                             ----------------------
Assets
Cash and cash equivalents ...............................    $ 28,717      $ 28,577
Receivables and investments (Notes 5 and 11) ............     462,080       508,825
Inventories (Note 7) ....................................     208,298       155,890
Properties and facilities, net of accumulated depreciation
  and amortization (Notes 8 and 11) .....................     139,702       113,764
Deferred income taxes (Note 6) ..........................      12,994         9,674
Other assets (Note 9) ...................................      52,715        25,247
                                                             ----------------------
                                                             $904,506      $841,977
                                                             ======================
Liabilities and shareholders' equity
Short-term borrowings (Note 10) .........................    $175,800      $145,506
Notes and bonds payable (Note 11) .......................      78,815       134,379
Accounts payable and accrued liabilities (Note 12) ......     122,162       157,929
Insurance policy reserves ...............................      30,535         5,534
Other long-term obligations .............................      13,312         6,655
Shareholders' equity (Notes 13 and 14)
  Common stock, $.50 par value; 100,000,000 shares authorized;
    46,299,000 and 45,621,000 shares issued and outstanding    23,149        22,811
  Additional paid-in capital ............................     159,281       149,501
  Retained earnings .....................................     306,533       226,460
                                                             ----------------------
                                                              488,963       398,772
  Unearned compensation (Notes 14 and 15) ...............      (5,081)       (6,798)
                                                             ----------------------
    Total shareholders' equity ..........................     483,882       391,974
                                                             ----------------------
Contingencies (Notes 5, 11 and 16) ......................    $904,506      $841,977
                                                             ======================

The accompanying notes are an integral part of the financial statements.

Oakwood Homes Corporation and Subsidiaries
Consolidated Statement of Cash Flows
(in thousands)

                                                                                     Year ended September 30,
                                                                      ---------------------------------------------------
                                                                          1997                1996                 1995
                                                                      ---------------------------------------------------
Operating activities
  Net income .....................................................    $  81,913           $  68,255            $  46,623
  Items not requiring (providing) cash
    Depreciation and amortization ................................       14,325              10,461                8,278
    Deferred income taxes ........................................       (3,320)              5,872               (7,060)
    Provision for credit losses ..................................         --                 1,000                2,109
    Gain on sale of loans and securities .........................      (19,255)            (19,358)                (776)
    Other ........................................................        3,458                 720                 --
    (Increase) decrease in other receivables .....................        7,631             (39,148)             (21,617)
    (Increase) in inventories ....................................      (52,408)             (4,700)             (52,502)
    (Increase) in prepaid expenses ...............................       (4,007)               (489)                 (59)
    (Increase) in deferred insurance policy acquisition costs ....       (6,614)               (841)                (506)
    Increase (decrease) in accounts payable and accrued liabilities     (39,872)             58,105               19,121
    Increase in insurance policy reserves ........................       25,001               2,024                1,404
    Increase in other long-term obligations ......................        3,742                  94               10,061
                                                                      ---------------------------------------------------
         Cash provided by operations .............................       10,594              81,995                5,076
    Loans originated .............................................     (883,633)           (721,414)            (486,601)
    Purchase of loans and securities .............................       (2,636)             (1,465)                --
    Sale of loans ................................................      913,004             699,552              355,486
    Principal receipts on loans ..................................       34,056              15,651               34,915
                                                                      ---------------------------------------------------
         Cash provided (used) by operating activities ............       71,385              74,319              (91,124)
                                                                      ---------------------------------------------------
Investing activities
  Additions to properties and facilities .........................      (38,402)            (41,303)             (41,870)
  Investment in and advances to joint venture ....................       (5,051)             (3,000)                --
  Sale of securities .............................................         --                21,655                7,586
  Sales of manufactured housing communities ......................         --                20,301                 --
  Other ..........................................................       (9,607)              2,556               (1,054)
                                                                      ---------------------------------------------------
         Cash provided (used) by investing activities ............      (53,060)                209              (35,338)
                                                                      ---------------------------------------------------
Financing activities
  Net borrowings (repayments) on short-term credit facilities ....       30,294              (8,894)             129,400
  Issuance of notes and bonds payable ............................         --                 1,686               29,890
  Payments on notes and bonds ....................................      (55,084)            (49,043)             (41,228)
  Cash dividends .................................................       (1,840)             (1,795)              (1,712)
  Proceeds from exercise of stock options ........................        8,445               5,906                1,438
  Cash dividends to shareholders of acquired company .............         --                  --                 (2,111)
                                                                      ---------------------------------------------------
         Cash provided (used) by financing activities ............      (18,185)            (52,140)             115,677
                                                                      ---------------------------------------------------
Net increase (decrease) in cash and cash equivalents .............          140              22,388              (10,785)
Cash and cash equivalents
  Beginning of year ..............................................       28,577               6,189               16,974
                                                                      ---------------------------------------------------
  End of year ....................................................    $  28,717           $  28,577            $   6,189
                                                                      ==================================================

The accompanying notes are an integral part of the financial statements.

Oakwood Homes Corporation and Subsidiaries Consolidated Statement of Changes in Shareholders' Equity (in thousands except per share data)


                                                                           Common            Additional
                                                                           shares    Common   paid-in   Retained   Unearned
                                                                        outstanding  stock   capital    earnings compensation
                                                                        ------------------------------------------------------
Balance at September 30, 1994 ......................................        22,010   $11,005  $148,125  $117,200   $  --
  Net income .......................................................          --        --        --      46,623      --
  Exercise of stock options ........................................           161        81     1,357      --        --
  Purchase of ESOP shares ..........................................          --        --        --        --      (2,398)
  ESOP shares committed to be released .............................          --        --        --        --         238
  Cash dividends ($.04 per share) ..................................          --        --        --      (1,712)     --
  Cash dividends to shareholders of
    acquired company ...............................................          --        --        --      (2,111)     --
                                                                        ------------------------------------------------------
Balance at September 30, 1995 ......................................        22,171    11,086   149,482   160,000    (2,160)
  Net income .......................................................          --        --        --      68,255      --
  Exercise of stock options ........................................           730       365     5,541      --        --
  Issuance of restricted stock .....................................           200       100     5,325      --      (5,118)
  ESOP shares committed to be released .............................          --        --         413      --         480
  Cash dividends ($.04 per share) ..................................          --        --        --      (1,795)     --
  2-for-1 stock split ..............................................        22,520    11,260   (11,260)     --        --
                                                                        ------------------------------------------------------
Balance at September 30, 1996 ......................................        45,621    22,811   149,501   226,460    (6,798)
  Net income .......................................................          --        --        --      81,913      --
  Exercise of stock options ........................................           634       316     8,129      --        --
  Issuance of restricted stock .....................................            44        22     1,181      --        (824)
  Amortization of unearned compensation ............................          --        --        --        --       2,061
  ESOP shares committed to be released .............................          --        --         470      --         480
  Cash dividends ($.04 per share) ..................................          --        --        --      (1,840)     --
                                                                        ------------------------------------------------------
Balance at September 30, 1997 ......................................        46,299   $23,149  $159,281  $306,533   ($5,081)
                                                                        ======================================================

The accompanying notes are an integral part of the financial statements

Oakwood Homes Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 1--Summary of Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of Oakwood Homes Corporation and its subsidiaries (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Retail financing
A substantial majority of the Company's retail customers purchase homes on credit. The related loans are evidenced by either installment sale contracts or mortgages originated by the Company's finance subsidiary, Oakwood Acceptance Corporation, or, to a much lesser extent, by third party financial institutions.

The Company finances its lending activities primarily by securitizing the loans it originates using Real Estate Mortgage Investment Conduits ("REMICs") or, for certain FHA-insured loans, using collateralized mortgage obligations issued under authority granted to the Company by the Government National Mortgage Association ("GNMA").

Effective January 1, 1997 the Company adopted prospectively Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS 125"), which modifies in certain respects the Company's accounting policies for sales of receivables. Under FAS 125, the Company allocates the sum of its basis in the loans conveyed to each REMIC and the costs of forming the REMIC among the REMIC interests retained and the REMIC interests sold to investors based upon the relative estimated fair values of such interests. This practice is the same as that employed by the Company prior to adoption of FAS 125.

In addition to the retained REMIC residual interests recognized by the Company prior to January 1, 1997, FAS 125 requires recognition as a retained REMIC interest of the estimated fair value of the servicing contract entered into by the Company in connection with each securitization. Recognition of such servicing assets has the effect of increasing the gain recorded on the Company's securitizations. Further, FAS 125 requires recognition, as a reduction in the sales price of REMIC interests sold, of the estimated fair value of any guarantee made by the Company of payment of principal or interest on REMIC interests sold. Recognition of the fair value of such guarantees, which was not required prior to adoption of FAS 125, has the effect of decreasing the gain recorded on the Company's securitizations.

Servicing assets are amortized in proportion to and over the period of estimated net servicing income. Guarantee liabilities are amortized to income over the period during which the guarantee is outstanding.

Adoption of FAS 125 had no material effect on the Company's financial position or results of operations.

REMIC interests retained by the Company following securitization are considered available for sale and are carried at their amortized cost which approximates fair value. The Company has no securities held for trading purposes.

Loans held for investment are carried at their outstanding principal amounts, less unamortized discounts and plus unamortized premiums. Loans held for sale are carried at the lower of cost or market.

Revenue recognition--manufactured housing

The Company records a retail sale upon passage of title to the home to the customer and, in the case of credit sales, upon execution of the loan agreement and other required documentation and receipt of a designated minimum down payment. Homes sold to independent dealers are manufactured to order; the Company recognizes a sale upon completion and transfer of title to the home.

Prior to the formation of the Company's property and casualty and service contract reinsurance subsidiary on June 1, 1997, the Company acted as a sales agent for unrelated insurance companies and received an agent's commission on sales of insurance policies issued by those insurance companies. Insurance commissions were recognized in income at the time the policies were written.

Revenue recognition--financial services

Interest income on loans is recognized in accordance with the terms of the loans (principally 30 day accrual). The Company retains servicing rights for substantially all loans it originates, except for loans sold without recourse. Servicing fee income is recognized as earned. Income on retained REMIC interests, net of associated credit losses, is recorded as earned using the level yield method over the period such interests are outstanding.

The Company periodically purchases portfolios of loans. The Company adds to the reserve for credit losses an estimate of future credit losses on such loans and includes such amount as a component of the purchase price of the acquired portfolios. The difference between the aggregate purchase price of the acquired portfolios and the aggregate principal balance of the loans included therein, representing discount or premium on the loans, is amortized to income over the life of the loans using the level yield method.

On June 1, 1997 the Company formed a captive reinsurance subsidiary, domiciled in Bermuda, for property and casualty insurance and service contract business. Premiums from reinsured insurance policies are deferred and recognized as revenue on a pro rata basis over the term of the policies, generally ranging from one to five years. Claims expenses are recorded as insured events occur. Policy acquisition costs are deferred and amortized over the terms of the contracts.

Interest rate risk management

The Company periodically enters into off-balance sheet financial agreements, principally forward contracts to enter into interest rate swaps and options on such contracts, in order to hedge the sales price of REMIC interests to be sold in securitization transactions. The net settlement proceeds or cost from termination of the agreements is included in the determination of gain or loss on the sale of the REMIC interests.

Inventories

Inventories are valued at the lower of cost or market, with cost determined using the specific identification method for new and used manufactured homes and the first-in, first-out method for all other items.

Properties and facilities

Properties and facilities are carried at cost less accumulated depreciation and amortization. The Company provides depreciation and amortization using principally the straight-line method over the assets' estimated useful lives, which are as follows:

                                                                     Estimated
Classification                                                      useful lives
--------------------------------------------------------------------------------
Land improvements .............................................      3-20 years
Buildings and field sales offices .............................      5-39 years
Furniture, fixtures and equipment .............................      3-12 years
Leasehold improvements ........................................      1-10 years
--------------------------------------------------------------------------------

Income taxes

The Company accounts for deferred income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are based on the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

Reserve for credit losses

The Company maintains reserves for estimated credit losses on loans held for investment, on loans warehoused prior to securitization and on loans sold to third parties with full or limited recourse. The Company provides for losses in amounts necessary to maintain the reserves at amounts the Company believes are sufficient to provide for future losses based upon the Company's historical loss experience, current economic conditions and an assessment of current portfolio performance measures.

Unaudited pro forma information

Prior to its acquisition by the Company, Destiny Industries, Inc. ("Destiny," see Note 2) was an S corporation, and accordingly its earnings were includable in the income tax returns of its former shareholders. As a consequence, Destiny's financial statements did not reflect a provision for income taxes for periods prior to its acquisition by the Company. The pro forma provision for income taxes and pro forma net income set forth in the statement of income reflect the Company's provision for income taxes on a pro forma basis assuming Destiny's results of operations had been included in the Company's income tax returns for preacquisition periods. Deferred income taxes relating to Destiny's assets and liabilities as of the acquisition date were not material and have been charged to the provision for income taxes for the year ended September 30, 1995.

The pro forma provision for income taxes and amounts derived therefrom are unaudited.

Earnings per share

Earnings per share is computed by dividing net income (pro forma net income in 1995) by the weighted average number of common and dilutive common equivalent shares outstanding during the year. The weighted average number of shares used in the computation of primary earnings per share was 46,791,000, 46,460,000 and 45,998,000 in 1997, 1996 and 1995, respectively. The weighted average number of shares used in the computation of fully diluted earnings per share was 46,846,000, 46,521,000 and 46,113,000 in 1997, 1996 and 1995, respectively. The dilutive effect of stock options and unearned restricted stock awards is computed using the treasury stock method.

Because the Company's historical results of operations do not reflect a provision for income taxes on Destiny's earnings for preacquisition periods, historical earnings per share amounts for 1995 are not meaningful and accordingly have been omitted.

Stock-based compensation

The Company accounts for stock-based compensation plans under the provisions of Accounting Principles Board Opinion No. 25 ("APB 25").

Cash and cash equivalents

Short-term investments having initial maturities of three months or less are considered cash equivalents.

Use of estimates in the preparation
of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts previously reported for 1996 and 1995 have been reclassified to conform to classifications used in 1997.

Note 2--Acquisition

On June 30, 1995 the Company completed its business combination with Destiny. The Company issued 1,850,000 shares of its common stock in exchange for all the outstanding common stock of Destiny (an exchange ratio of approximately 4.63 Company common shares for each outstanding Destiny common share).

This business combination has been accounted for as a pooling of interests, and accordingly the accompanying financial statements reflect the combined results of operations and financial position of the Company and Destiny for all periods presented.

Note 3--Financial Services Businesses

The Company's financial services businesses are as follows: Oakwood Acceptance Corporation ("Oakwood Acceptance") purchases a substantial portion of the loans originated by the Company's retail operations. Oakwood Acceptance also purchases loans from unrelated retailers and from time to time purchases portfolios of loans from third parties. Oakwood Acceptance retains servicing on substantially all loans held for investment or securitized by Oakwood Acceptance or its subsidiary, Oakwood Mortgage Investors, Inc. Oakwood Funding Corporation ("Oakwood Funding") is a special-purpose subsidiary of Oakwood Acceptance which has issued non-recourse notes secured by specific pools of loans. Oakwood Acceptance has from time to time also issued notes in its own name secured by loans. Deutsche Financial Capital ("DFC") is a 50% owned investee of Oakwood Acceptance which provides consumer financing to retail customers of independent manufactured housing dealers. Oakwood Acceptance accounts for its interest in DFC using the equity method. Oakwood Financial Corporation is a subsidiary of Oakwood Homes Corporation which holds the Company's retained interests in REMIC trusts. Oakwood Life Ltd. reinsures risk on credit life insurance policies written by an unrelated insurance company in connection with sales of Company products. Blue Ridge Insurance Company, Ltd. ("Blue Ridge") reinsures risk on property and casualty insurance policies and extended service contracts written by an unrelated insurance company in connection with sales of Company products.

The aggregate principal balance of loans sold to third parties, including securitization transactions, was approximately $922 million in 1997, $721 million in 1996 and $368 million in 1995.

Oakwood Acceptance's servicing portfolio totaled approximately $2.5 billion and $1.7 billion at September 30, 1997 and 1996, respectively, of which approximately $2.1 billion and $1.3 billion, respectively, represented loans owned by REMIC trusts and other loans sold to third parties.

Condensed financial information for the Company's financial services businesses is set forth below:

                                    --------------------------
(in thousands)                      1997      1996      1995
                                    --------------------------
Statement of income
Revenues
  Consumer finance
    Interest income ...........   $ 29,351   $34,569   $38,185
    Servicing fees ............     21,479    15,857    12,202
    REMIC residual income .....     19,444    16,193     7,212
    Gain on sale of loans
      and securities ..........     19,255    19,358       776
    Other .....................      2,187     3,085     1,072
                                    --------------------------
        Total consumer
          finance revenues ....     91,716    89,062    59,447
                                    --------------------------
  Insurance
    Premium revenues ..........     10,549     3,160     2,263
    Investment income .........        513       124       285
                                    --------------------------
        Total insurance revenues    11,062     3,284     2,548
                                    --------------------------
          Total revenues ......    102,778    92,346    61,995
                                    --------------------------
Cost and expenses
  Consumer finance
    Interest expense ..........     16,543    20,149    22,638
    Operating expenses ........     20,364    16,792    11,591
    Provision for credit losses       --       1,000     2,109
                                    --------------------------
        Total consumer finance
          costs and expenses ..     36,907    37,941    36,338
                                    --------------------------
  Insurance
    Claims expense ............      5,037       514       338
    Commissions and
      ceding fees .............      3,431     1,367       747
    Other .....................        224       137       123
                                    --------------------------
        Total insurance costs
          and expenses ........      8,692     2,018     1,208
                                    --------------------------
          Total costs
            and expenses ......     45,599    39,959    37,546
                                    --------------------------
Income before income taxes ....   $ 57,179   $52,387   $24,449
                                    ==========================

                                               --------------------
(in thousands)                                     1997     1996
                                               --------------------
Balance Sheet
Loans ....................................       $328,119  $395,688
REMIC regular interests ..................          9,724     9,724
REMIC residual interests .................         84,228    48,971
Loan servicing assets ....................          3,786      --
Other assets .............................         60,976    36,089
                                               --------------------
  Total assets ...........................       $486,833  $490,472
                                               ====================
Short-term borrowings ....................       $ 84,800  $126,800
Notes payable secured by loans ...........         48,359    69,980
Insurance policy reserves ................         30,535     5,534
Due to affiliates ........................        161,121   163,590
Other liabilities ........................          6,804     6,580
Parent company's investment ..............        155,214   117,988
                                               --------------------
  Total liabilities and parent
    company's investment .................       $486,833  $490,472
                                               ====================

Condensed financial information for Oakwood Homes Corporation with its financial services businesses accounted for using the equity method is as follows:

                                     ------------------------------------
(in thousands)                           1997         1996         1995
                                     ------------------------------------
Statement of income
Revenues
  Net sales .......................  $  952,704     $862,079     $741,521
  Equity in income of financial
    services businesses ...........      57,179       52,387       24,449
  Other income ....................      14,569       19,971       18,331
                                     ------------------------------------
    Total revenues ................   1,024,452      934,437      784,301
                                     ------------------------------------
Costs and expenses
  Cost of sales ...................     651,400      609,303      543,320
  Selling, general and
    administrative expenses .......     236,586      212,233      165,725
  Interest expense ................       3,274        2,221        2,259
                                     ------------------------------------
    Total costs and expenses ......     891,260      823,757      711,304
                                     ------------------------------------
Income before income taxes ........     133,192      110,680       72,997
Provision for income taxes(1) .....      51,279       42,425       27,679
                                     ------------------------------------
Net income(1) .....................  $   81,913     $ 68,255     $ 45,318
                                     ====================================

(1) Amounts for 1995 are pro forma. See Note 1

                                        ------------------------
(in thousands)                             1997          1996
                                        ------------------------
Balance Sheet
Current assets
  Cash and cash equivalents ..........   $ 27,715      $ 26,393
  Receivables ........................     21,593        37,166
  Inventories ........................    208,298       155,890
  Prepaid expenses ...................      5,857         3,275
                                        ------------------------
      Total current assets ...........    263,463       222,724
Properties and facilities ............    136,065       111,339
Investment in and advances to
   financial services businesses .....    316,335       281,578
Other assets .........................     21,645        17,442
                                        ------------------------
                                         $737,508      $633,083
                                        ------------------------
Current liabilities
  Short-term borrowings ..............   $ 91,000      $ 18,706
  Current maturities of long-term debt      5,524         6,071
  Accounts payable and
    accrued liabilities ..............    118,858       151,314
                                        ------------------------
      Total current liabilities ......    215,382       176,091
Long-term debt .......................     24,932        58,328
Other long-term obligations ..........     13,312         6,690
Shareholders' equity .................    483,882       391,974
                                        ------------------------
                                         $737,508      $633,083
                                        ========================

Note 4--Other Income

The components of other income are as follows:

                       ----------------------------
(in thousands)            1997      1996      1995
                       ----------------------------
Insurance commissions.  $ 6,364   $11,171   $10,198
Endorsement fees .....      455       783     1,151
Investment income ....      273       358     1,047
Other ................    7,477     7,185     5,500
                       ----------------------------
                        $14,569   $19,497   $17,896
                       ============================
26

Note 5--Receivables and Investments

The components of receivables and investments are as follows:

                                                   -------------------
(in thousands)                                       1997       1996
                                                   -------------------
Loans held for sale ............................   $255,944   $306,465
Loans held for investment ......................     81,214     98,503
Trade receivables ..............................      5,418      5,771
Reinsurance premiums receivable ................      4,851        700
Accrued interest ...............................      2,427      2,696
Other receivables ..............................     21,350     42,326
Less: reserve for uncollectible receivables ....     (3,076)    (6,331)
                                                   -------------------
        Total receivables ......................    368,128    450,130
                                                   -------------------
Retained interests in REMIC
  securitizations (exclusive of loan
  servicing assets included in other assets)
    Regular interests, at amortized cost
      which approximates fair value ............      9,724      9,724
    Residual interests, at amortized cost
      which approximates fair value ............     84,228     48,971
                                                   -------------------
        Total retained REMIC interests .........     93,952     58,695
                                                   -------------------
                                                   $462,080   $508,825
                                                   ===================

The estimated principal receipts, including estimated prepayments, on loans held for investment are $13.3 million in 1998, $12.4 million in 1999, $11.6 million in 2000, $10.9 million in 2001, $10.3 million in 2002 and the balance thereafter.

Loans in which the Company retains an interest, either directly by owning them or indirectly through the Company's retained interests in REMIC securitizations, are located in over forty states, with North Carolina, Texas, South Carolina and Virginia accounting for the majority of the loans. Because of the nature of the Company's retail business, loans are not concentrated with any single customer or among any group of customers. Trade receivables represent amounts due from independent dealers, which are located principally in the Pacific Northwest and in the Southeast.

Substantially all the loans included in the Company's GNMA securitizations are covered by FHA insurance which generally limits the Company's risk to 10% of credit losses incurred on such loans. The Company's credit risk associated with nonrecourse debt secured by loans is limited to the Company's equity in the underlying collateral. The Company retains all of the credit risk associated with loans used to secure debt issued by the Company and with respect to which creditors have recourse to the general credit of the Company in addition to the collateral for the indebtedness. The Company's contingent liability as guarantor of loans sold to third parties on a recourse basis was approximately $58 million as of September 30, 1997.

The following table summarizes the transactions reflected in the reserve for credit losses:

                                       --------------------------------
(in thousands)                           1997       1996        1995
                                       --------------------------------
Balance at beginning of year ......     $ 8,261    $ 11,795    $ 14,623
Provision for losses ..............        --         1,000       2,109
Losses charged to the reserve .....      (3,984)     (4,534)     (4,937)
                                       --------------------------------
Balance at end of year ............    $  4,277    $  8,261    $ 11,795
                                       ================================

The reserve for credit losses is reflected in the consolidated balance sheet as follows:

                                            -----------------
 (in thousands)                              1997       1996
                                            -----------------
 Reserve for uncollectible receivables ... $3,076 $6,331 Reserve for contingent liabilities
  (included in accounts payable
  and accrued liabilities) ...............   1,201      1,930
                                            -----------------
                                            $4,277     $8,261
                                            =================

The Company also retains credit risk on REMIC securitizations because the related trust agreements provide that all losses incurred on REMIC loans are charged to REMIC interests retained by the Company before any losses are charged to REMIC interests sold to third party investors. The Company also has guaranteed payment of principal and interest on subordinated securities issued by REMIC trusts having an aggregate principal amount outstanding of approximately $30 million as of September 30, 1997. The Company's yields on its investments in REMIC residual interests are influenced by default, credit loss and voluntary prepayment assumptions which management believes to be reasonable. The actual rate of voluntary prepayments and the amount and timing of credit losses affect the Company's yield on retained REMIC residual interests and the fair value of such interests in periods subsequent to the securitization; the actual rate of voluntary prepayments and credit losses typically varies over the life of each transaction and from transaction to transaction. If over time the Company's actual experience is more favorable than that assumed, the Company's yield on its REMIC residual investments will be enhanced. Similarly, if over time the Company's actual experience is less favorable than that assumed, such yield could be reduced or, in extreme cases, impairment of the investments could result.

The Company has retained servicing on substantially all loans it has originated since 1989 with respect to which the Company has retained any credit risk.

Golden West Homes ("Golden West") and Destiny are contingently liable under terms of repurchase agreements with financial institutions providing inventory financing for retailers of their products. These arrangements, which are customary in the industry, provide for the repurchase of products sold to retailers in the event of default on payments by the retailer. Although Golden West and Destiny are contingently liable under these agreements, the risk of loss is spread over numerous retailers and financing institutions and is further reduced by the resale value of repurchased homes. The estimated potential obligations under such agreements approximated $31 million at September 30, 1997. Losses under these agreements have not been significant.

Note 6--Income Taxes

The components of the provision for income taxes are as follows:

                                    --------------------------------
(in thousands)                        1997        1996         1995
                                    --------------------------------
Current
  Federal ........................  $ 51,020     $32,426     $30,524
  State ..........................     3,579       4,127       2,910
                                    --------------------------------
                                      54,599      36,553      33,434
                                    --------------------------------
Deferred
  Federal ........................    (3,027)      5,239      (6,449)
  State ..........................      (293)        633        (611)
                                    --------------------------------
                                      (3,320)      5,872      (7,060)
                                    --------------------------------
Historical provision for
  income taxes ...................    51,279      42,425      26,374
Pro forma provision for income
  taxes on Destiny's earnings for
  preacquisition periods .........      --          --         1,305
                                    --------------------------------
Pro forma provision for
  income taxes ...................  $ 51,279     $42,425     $27,679
                                    ================================


A reconciliation of the statutory federal income tax rate to the Company's historical and pro forma effective income tax rates follows:

                                         ------------------------------------
                                           1997             1996        1995
                                         ------------------------------------
Statutory federal income
  tax rate ...........................       35%              35%          35%
State income taxes, less federal
  income tax benefit .................        2                3            2
Reduction in valuation allowance
  for deferred income tax assets .....     --               --             (1)
Other ................................        2             --              2
                                         ------------------------------------
Pro forma effective income
  tax rate ...........................       39               38           38
Effect of Destiny's preacquisition
  earnings includable in the
  income tax returns of its
  former shareholders ................     --               --             (2)
                                         ------------------------------------
Historical effective income
  tax rate ...........................       39%              38%          36%
                                         ------------------------------------

Deferred income taxes includes the following components:

                                               ------------------------------
(in thousands)                                      1997           1996
                                               ------------------------------
Deferred income tax assets
  Reserve for credit losses .................    $  1,397         $  2,764
  REMIC residual interests ..................       8,668            3,492
  Accrued liabilities .......................       7,252            4,899
  Insurance reserves ........................       1,905             --
  Net operating loss carryforward ...........       1,803            1,558
  Inventories ...............................       1,325            1,144
  Other .....................................         417              803
                                               ------------------------------
    Gross deferred income tax assets ........      22,767           14,660
                                               ------------------------------
Deferred income tax liabilities
  Properties and facilities .................      (6,078)          (3,696)
  Deferred insurance policy
    acquisition costs .......................      (3,137)            (319)
  Discounts on acquired portfolios ..........        (304)            (344)
  Other .....................................        (254)            (627)
                                               ------------------------------
    Gross deferred income tax liabilities ...      (9,773)          (4,986)
                                               ------------------------------
    Net deferred income tax asset ...........    $ 12,994         $  9,674
                                               ==============================

At September 30, 1997 the remaining net operating loss carryforward is approximately $5,150,000 for federal income tax purposes, of which approximately $3,870,000 represents net operating losses of Golden West relating to preacquisition periods, and approximately $1,280,000 arose in 1997 at Blue

Ridge. Blue Ridge incurred a loss for income tax purposes because policy acquisition costs are deductible currently for income tax purposes but are deferred and amortized for financial reporting purposes. Such loss cannot be offset against U.S. source income, but may be carried forward to offset future taxable income of Blue Ridge through 2017. Utilization of the Golden West carryforward is similarly dependent upon the realization of taxable income by Golden West and is further limited to a maximum of approximately $774,000 annually through 2002.

Income tax payments were approximately $44.9 million, $43.6 million and $27.4 million in 1997, 1996 and 1995, respectively.

Note 7--Inventories

The components of inventories are as follows:

                                  -------------------
(in thousands)                       1997     1996
                                  -------------------
Manufactured homes .............  $186,767   $136,905
Work-in-progress, materials
  and supplies .................    17,672     14,165
Land/homes under development ...     3,859      4,820
                                  -------------------
                                  $208,298   $155,890
                                  ===================

Note 8--Properties and Facilities

The components of properties and facilities are as follows:

                                                      -------------------------
(in thousands)                                          1997             1996
                                                      -------------------------
Land and land improvements ....................       $ 24,894         $ 16,435
Buildings and field sales offices .............         74,793           64,321
Furniture, fixtures and equipment .............         71,136           58,393
Leasehold improvements ........................         15,255           10,903
                                                      -------------------------
                                                       186,078          150,052
Less: accumulated depreciation
  and amortization ..............................      (46,376)         (36,288)
                                                      -------------------------
                                                      $139,702         $113,764
                                                      =========================

Depreciation and amortization of properties and facilities was approximately $12,878,000, $9,502,000 and $7,337,000 in 1997, 1996 and 1995, respectively.

Note 9--Other Assets

The components of other assets are as follows:

                                    --------------------
(in thousands)                         1997     1996
                                    --------------------
Restricted cash and investments ..   $16,548   $ 6,395
Deferred insurance policy
  acquisition costs ..............     8,468     1,854
Prepaid expenses .................     7,329     3,322
Investment in and advances to
  joint venture ..................     6,443     3,000
Loan servicing assets, net of
  accumulated amortization of $259     3,786      --
Goodwill .........................     3,503     3,986
Other ............................     6,638     6,690
                                    --------------------
                                     $52,715   $25,247
                                    ====================

Restricted cash and investments include custodial cash balances used to secure a portion of the reinsurance subsidiaries' obligations to pay reinsurance claims and trust account cash balances required by certain OAC servicing agreements.

Note 10--Short-term Credit Facilities

The Company has a $175 million revolving warehouse financing facility with a conduit commercial paper issuer, secured by loans held for sale. The weighted average interest rate on borrowings outstanding at September 30, 1997 was 5.92%, compared to an average rate of 5.86% at September 30, 1996. The Company also has a $125 million unsecured syndicated revolving credit facility, borrowings under which currently bear interest at LIBOR plus .5%. The Company also has a $20 million unsecured cash management line and $20 million of uncommitted credit lines.

Note 11--Notes and Bonds Payable

The components of notes and bonds payable are as follows:

                                                   -------------------
(in thousands)                                       1997       1996
                                                   -------------------
Non-financial services debt
  8% reset debentures due 2007
    (9% at September 30, 1996) ..................  $  6,944   $ 22,933
  8% reset debentures due 2007
    (9.125% at September 30, 1996) ..............    10,001     16,975
  Facilities loan payable in quarterly
    installments through 1998, with
    interest at LIBOR plus .875% ................     4,000      8,000
  Capitalized aircraft lease payable in
    monthly installments through 2000,
    with interest at LIBOR plus .75% ............     3,835      4,916
  Industrial revenue bonds with interest
    at a variable rate (3.70% at
    September 30, 1996) .........................      --        4,700
  Industrial revenue bond due in
    installments through 2001, with interest
    at 73% of the lender's prime rate ...........     2,125      2,250
  Other mortgage notes with interest rates
    ranging from 8% to 9.375%, payable in
    varying installments through 2008 ...........     2,351      2,945
  ESOP note payable in quarterly installments
    through 2000, with interest at LIBOR
    plus 1.25% ..................................     1,200      1,680
                                                   -------------------
        Total non-financial services debt .......    30,456     64,399
                                                   -------------------
Financial services debt collateralized by loans
  Nonrecourse debt
    Notes issued by Oakwood Funding,
      payable in monthly installments through
      February 2000, with interest at an
      average rate of 8.01% (8.65%
      at September 30, 1996) ....................     9,699     22,936
    Subordinated note payable issued by
      Oakwood Funding with interest payable
      monthly at 12.58%, amortizing
      through 2001 ..............................     7,372      8,350
                                                   -------------------
        Total nonrecourse debt ..................    17,071     31,286
                                                   -------------------
  Recourse debt
    Term loans payable in monthly installments through December 2000, with interest ranging from LIBOR plus .5% to LIBOR plus .75% (LIBOR plus .75%
      at September 30, 1996).....................    18,334     25,740
    Subordinated note with interest payable
      monthly at 10.5%, amortizing in 2000
      through 2003 ..............................    12,954     12,954
                                                   -------------------
        Total recourse debt .....................    31,288     38,694
                                                   -------------------
        Total financial services debt ...........    48,359     69,980
                                                   -------------------
                                                   $ 78,815   $134,379
                                                   ===================

The interest rates on the reset debentures reset from 9% and 9.125% to 8% effective June 1997. These interest rates will again reset on June 1, 2002 to a rate to be determined by the Company in its sole discretion. The reset debentures are redeemable at par at the option of the holders thereof upon the occurrence of certain events, the most significant of which, generally, involve a substantial recapitalization of the Company, merger or consolidation of the Company, or acquisition of more than 30% of the beneficial ownership in the Company by any person. In addition, the holders of the reset debentures may call for their redemption as of the interest reset date. The reset debentures are callable at the option of the Company at par.

The payment of notes collateralized by loans generally is based on the scheduled monthly payments and actual prepayments of principal on the loans collateralizing the notes. Under the provisions of certain note agreements, the notes are secured solely by the underlying collateral, which consists principally of the loans collateralizing the debt. Such collateral had an aggregate carrying value of approximately $73 million at September 30, 1997.

In connection with the issuance of certain indebtedness, the Company incurred certain costs which are being amortized over the life of the related obligations using the level yield method. The unamortized portion of these costs, which is included in other assets, was approximately $705,000 and $1,422,000 at September 30, 1997 and 1996, respectively. Land, land improvements, buildings and equipment with a net book value of approximately $26 million are pledged as collateral for the facilities term loan, the mortgage notes and the industrial revenue bonds.

The estimated principal payments under notes and bonds payable, assuming the reset debentures are neither called by the Company nor presented for redemption by the holders as of the June 1, 2002 redemption date, are $20.6 million in 1998, $13.6 million in 1999, $13.3 million in 2000, $7.1 million in 2001, $4.6 million in 2002 and the balance thereafter. Interest paid by the Company was approximately $20.3 million in 1997, $22.5 million in 1996 and $24.3 million in 1995.

Various of the Company's debt agreements and loan servicing agreements contain covenants which, among other things, require the Company and/or Oakwood Acceptance to maintain certain minimum financial ratios. The Company and Oakwood Acceptance were in compliance with all such covenants at September 30, 1997.

At September 30, 1997 commercial banks, at the request of the Company, had outstanding letters of credit of approximately $26 million in favor of various creditors of the Company, of which approximately $24 million relates to the Company's reinsurance business. Such letters of credit have been issued to secure obligations to pay reinsurance claims and to meet regulatory capital requirements for Blue Ridge.

Note 12--Accounts Payable and Accrued Liabilities

The components of accounts payable and accrued liabilities are as follows:

                                    -----------------------
(in thousands)                        1997            1996
                                    -----------------------
Accounts payable .................. $ 80,834       $ 88,710
Accrued compensation ..............   20,664         46,198
Income taxes payable ..............    4,793            791
Accrued dealer volume bonus .......    1,957          2,631
Reserve for contingent liabilities.    1,201          1,930
Other accrued liabilities .........   12,713         17,669
                                    --------       --------
                                    $122,162       $157,929
                                    ========       ========

Note 13--Shareholders' Equity

The Company has adopted a Shareholder Protection Rights Plan (the "Plan") to protect shareholders against unsolicited attempts to acquire control of the Company that do not offer what the Company believes to be an adequate price to all shareholders. Under the Plan, each outstanding share of the Company's common stock has associated with it a right to purchase (each, a "Right" and, collectively, the "Rights"), upon the occurrence of certain events, one two-hundredth of a share of junior participating Class A preferred stock ("Preferred Stock") at an exercise price of $20. The Rights will become exercisable only if a person or group (an "Acquiring Person"), without the Company's consent, commences a tender or exchange offer for, or acquires 20% or more of the voting power of, the Company.

In such event, each holder of Preferred Stock, other than the Acquiring Person, will be entitled to acquire that number of shares of the Company's common stock having a market value of twice the exercise price. Similarly, if, without the Company's consent, the Company is acquired in a merger or other business combination transaction, each holder of Preferred Stock, other than the Acquiring Person, will be entitled to acquire voting shares of the acquiring company having a value of twice the exercise price. The Rights may be redeemed at a price of $.005 per Right by the Company at any time prior to any person or group acquiring 20% or more of the Company's voting power or certain other triggering events, and will expire on August 22, 2001.

The Company's authorized capital stock includes 500,000 shares of $100 par value preferred stock. The preferred stock may be issued in one or more series with such terms, preferences, limitations and relative rights as the Board of Directors shall determine. No preferred stock has been issued.


Note 14--Stock Option and Award Plans

The Company has a Key Employee Stock Plan (the "Stock Plan") under which 3,349,428 common shares were reserved for issuance to key employees at September 30, 1997. The Stock Plan provides that an additional number of common shares shall be reserved for issuance under the Stock Plan each October 1 equal to 1.5% of the number of common shares outstanding on such date. Awards or grants under the plan may be made in the form of stock options, stock appreciation rights, restricted stock and performance shares.

The Company's Board of Directors has approved, subject to ratification by the Company's shareholders, the 1997 Director Stock Option Plan under which 180,000 shares of the Company's common stock were reserved for grant to non-employee directors of the Company. The exercise price of options granted is the fair market value of the Company's common stock on the date of grant. Options granted under the plan become exercisable six months from the date of grant and expire 10 years from the date of grant.

The following table summarizes the changes in the number of shares under option pursuant to the plans described above and pursuant to certain earlier plans under which options may no longer be granted:

                                                    Weighted
                                                    average
                                         Number     exercise
                                        of shares     price
--------------------------------------------------------------------------------

Outstanding at September 30, 1994 ..   3,267,896     $ 5.28
Granted ............................     352,000      11.77
Exercised ..........................    (329,098)      3.02
Terminated .........................     (52,024)      8.62
                                       ---------
Outstanding at September 30, 1995 ..   3,238,774       5.93
Granted ............................   1,345,496      18.58
Exercised ..........................  (1,079,434)      4.06
Terminated .........................     (80,334)     13.84
                                       ---------

Outstanding at September 30, 1996 ..   3,424,502      11.31
Granted ............................     331,000      21.19
Exercised ..........................    (633,913)      6.10
Terminated .........................    (142,006)     16.61
                                       ---------

Outstanding at September 30, 1997 ..   2,979,583      13.26
                                       ---------     ------
Exercisable at September 30, 1995 ..   1,434,744       3.95
                                       ---------     ------
Exercisable at September 30, 1996 ..   1,512,893       5.16
                                       ---------     ------
Exercisable at September 30, 1997 ..   1,323,513       7.67
                                       =========     ======

The following is a summary of stock options outstanding at September 30, 1997:

                    Options outstanding                Options exercisable
--------------------------------------------------------------------------------

                              Weighted      Weighted                   Weighted
                               average       average                    average
 Range of      Number of     contractual    exercise      Number of    exercise
exercise price   shares    life remaining     price         shares       price
--------------------------------------------------------------------------------

$ 1.62-$ 3.33     328,932         2.2        $ 2.20         325,928      $ 2.18
  4.05-  6.25     597,400         4.2          4.80         498,520        4.95
  6.82- 11.54     121,016         6.4         10.53          98,012       10.57
 12.16- 14.72     385,907         6.4         13.06         313,545       12.99
 17.97- 20.38   1,413,832         8.4         18.72          28,681       18.06
 21.88- 25.94     132,496         8.9         23.73          58,827       22.80
                ---------                                 ---------
All options     2,979,583         6.5        $13.26       1,323,513      $ 7.67
                =========                                 =========


The following table summarizes restricted stock issued under the Stock Plan:

                                                     Weighted
                                                      average
                                         Number     fair value
                                        of shares    per share
--------------------------------------------------------------------------------

Fiscal 1996 ......................      200,000       $27.13
Fiscal 1997 ......................       43,834       $27.45

As of September 30, 1997 there were a total of 1,684,094 shares of common stock reserved for future grants under the Company's stock option plans.

The aggregate compensation expense for stock-based compensation plans, computed under the provisions of APB 25, was approximately $2,138,000, $3,005,000 and $2,017,000 in 1997, 1996 and 1995, respectively. Such compensation expense relates entirely to restricted stock awards granted under the Stock Plan (which is being charged to income over the vesting periods of the related awards) and, in 1996 and 1995, to stock appreciation rights.

In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which permits, but does not require, the Company to adopt a fair-value based method of accounting for stock-based compensation. The Company has elected to continue use of the APB 25 accounting principles for its stock option plans and accordingly has recorded no compensation cost for grants of stock options. Had compensation cost for the Company's stock option plans been determined based on the estimated fair value at the grant dates for awards in 1997 and 1996 consistent with the provisions of FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


--------------------------------------------------------------------------------
(in thousands, except per share data)       1997       1996
--------------------------------------------------------------------------------

Net income--as reported ..................  $81,913   $68,255
Net income--pro forma ....................   79,540    66,388
Primary earnings per share--as reported ..   $ 1.75    $ 1.47
Primary earnings per share--pro forma ....     1.70      1.43
Fully diluted earnings
  per share--as reported .................   $ 1.75    $ 1.47
Fully diluted earnings
  per share--pro forma ...................     1.70      1.43

The pro forma information set forth in the preceding table does not reflect application of the FAS 123 measurement principles to options granted prior to October 1, 1995. Accordingly, the pro forma information does not necessarily reflect the Company's results of operations on a pro forma basis assuming the FAS 123 measurement principles had been applied to all stock options granted prior to October 1, 1995 and which were not vested at that date, and is not necessarily representative of the pro forma effects on the results of operations of future years had the Company adopted the measurement principles of FAS 123.

The pro forma information set forth in the preceding table reflects a weighted average estimated fair value of stock options granted in 1997 and 1996 of $9.32 and $8.30 per share, respectively. Such estimated fair values were computed using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants issued in 1997 and 1996, respectively: dividend yield of .19% and .22%; expected volatility of 38.47% and 41.90%; weighted average risk-free interest rate of 6.68% and 5.79%; and expected lives of 5 years for both fiscal 1997 and 1996.


Note 15--Employee Benefit Plans

The Company maintains an employee stock ownership plan ("ESOP") and a 401(k) plan in which substantially all employees who have met certain age and length of service requirements may participate. Contributions to the ESOP are determined at the discretion of the Board of Directors; employee contributions to this plan are not permitted. Employee contributions to the 401(k) plan are limited to a percentage of their compensation and are matched 50% by the Company for the first 6% contributed. Compensation cost under the 401(k) plan was approximately $2,371,000, $1,041,000 and $837,000 in 1997, 1996 and 1995, respectively.

During 1995 the Company loaned approximately $2,398,000 to the ESOP to enable the ESOP to purchase Company common stock on the open market. The ESOP refinanced the Company's loan with the proceeds of a loan from a commercial bank which the Company has guaranteed; the Company has reflected the note payable as a liability in the accompanying consolidated balance sheet. The bank loan provides that shares are released ratably upon repayment of the principal of the loan. Compensation cost relating to shares acquired with the proceeds of the loan is measured by reference to the fair value of the shares committed to be released during the period, in accordance with Statement of Position 93-6. Total compensation cost under the ESOP was approximately $1,053,000, $997,000 and $1,067,000 in 1997, 1996 and 1995, respectively, which, in 1995, includes discretionary cash contributions to the ESOP unrelated to the debt service on the bank loan.

At September 30, 1997 the ESOP held a total of 495,682 shares of the Company's common stock having a fair value of approximately $14 million. Of the total number of shares, 40,640 shares have been committed to be released, 101,608 shares are held in suspense and the balance, representing shares acquired using cash contributed to the ESOP in excess of its debt service requirements and shares acquired in prior years, have been allocated to plan participants. Uncommitted ESOP shares are included at cost in unearned compensation in the consolidated balance sheet.


Note 16--Contingencies

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. These actions, when ultimately concluded and determined will not, in the opinion of management, have a material effect on the results of operations or financial condition of the Company.


Note 17--Fair Value of Financial Instruments

The Company is a party to on- and off-balance sheet financial instruments as a result of its financing and funding activities. On-balance sheet financial assets include loans originated in conjunction with retail home sales, loans purchased from third parties, trade receivables arising from sales of homes to independent dealers and other receivables. The Company has estimated the fair value of loans held for sale by reference to the estimated net proceeds to be received on the securitization of such loans. The Company has estimated the fair value of loans held for investment by discounting the estimated future cash flows relating thereto using interest rates which approximate the interest rates charged by Oakwood Acceptance as of year end for loans of similar character and duration. Due to their short-term nature, the fair values of trade and other receivables approximates their carrying values.

The Company estimates the fair value of retained regular and residual interests in REMIC securitizations based upon default, prepayment and interest rate assumptions which management believes market participants would use for similar instruments. However, there exists no active market for manufactured housing residual REMIC interests or uniformly accepted valuation methodologies. Based on current estimates, management believes that the fair value of the Company's retained REMIC interests, as well as related loan servicing assets and guarantee liabilities on subordinated REMIC securities sold, approximates their carrying values.

On-balance sheet financial obligations consist of amounts outstanding under the Company's short-term credit facilities and notes and bonds payable. The Company estimates the fair values of debt obligations using rates currently offered to the Company for borrowings having similar character, collateral and duration or, in the case of the Company's outstanding reset debentures, by reference to quoted market prices.

Off-balance sheet interest rate protection agreements at September 30, 1997 and 1996 consisted of options on forward starting interest rate swaps in the aggregate notional amount of $185 million expiring on November 20, 1997 and $193 million expiring on October 17, 1996, respectively. These agreements are valued at the amount payable or receivable by the Company had the contracts been terminated at year end.

The following table sets forth the carrying amounts and estimated fair values of the Company's financial instruments at September 30, 1997 and 1996:

                                                            ------------------------------------------------------------------
(in thousands)                                                              1997                               1996
                                                            ------------------------------------------------------------------

                                                                 Estimated         Carrying          Estimated        Carrying
                                                                fair value          amount          fair value         amount
                                                            ------------------------------------------------------------------
Assets
  Cash and cash equivalents, including restricted cash
    and investments .......................................       $ 45,265         $ 45,265          $ 34,972         $ 34,972
  Receivables and investments
    Loans held for sale ...................................        261,549          255,944           311,840          306,465
    Loans held for investment
      Fixed rate loans ....................................         77,304           71,736            93,434           87,526
      Variable rate loans .................................          9,478            9,478            10,977           10,977
    Trade receivables .....................................          5,418            5,418             5,771            5,771
    Other receivables .....................................         28,628           28,628            45,722           45,722
    Less: reserve for uncollectible receivables ...........             --           (3,076)               --           (6,331)
    Retained REMIC regular interests ......................          9,724            9,724             9,724            9,724
    Retained REMIC residual interests .....................         84,228           84,228            48,971           48,971
  Loan servicing assets ...................................          3,786            3,786                --               --
Liabilities
  Short-term borrowings ...................................        175,800          175,800           145,506          145,506
  Interest rate protection agreements .....................          1,491               --             1,362               --
  Notes and bonds payable
    Fixed rate obligations ................................         49,597           48,505            87,691           86,252
    Variable rate obligations .............................         30,310           30,310            48,127           48,127
  Guarantee liabilities on subordinated
      REMIC securities sold ...............................          2,915            2,915                --               --


Note 18--Quarterly Financial Data (Unaudited)

A summary of quarterly financial information follows:

                                                     First         Second            Third            Fourth
(in thousands, except per share data)               quarter        quarter          quarter           quarter          Year
                                                  ---------------------------------------------------------------------------

1997
Net sales ....................................     $177,782       $190,652         $266,015          $318,255        $952,704
                                                   ==========================================================================
Gross profit .................................     $ 53,970       $ 61,614         $ 84,499          $101,221        $301,304
                                                   ==========================================================================
Net income                                         $ 15,193       $ 17,714         $ 22,497          $ 26,509        $ 81,913
                                                   ==========================================================================
Earnings per share

  Primary ....................................        $ .33          $ .38            $ .48             $ .56          $ 1.75
                                                   ==========================================================================
  Fully diluted ..............................        $ .33          $ .38            $ .48             $ .56          $ 1.75
                                                   ==========================================================================
1996
Net sales ....................................     $176,269       $191,223         $239,305          $255,282        $862,079
                                                   ==========================================================================
Gross profit .................................     $ 46,046       $ 54,379         $ 73,552          $ 78,799        $252,776
                                                   ==========================================================================
Net income ...................................     $ 13,877       $ 16,152         $ 17,869          $ 20,357        $ 68,255
                                                   ==========================================================================
Earnings per share

  Primary ....................................        $ .30          $ .35            $ .38             $ .44          $ 1.47
                                                   ==========================================================================
  Fully diluted ..............................        $ .30          $ .35            $ .38             $ .44          $ 1.47
                                                  ===========================================================================

Note 19--Business Segment Information

The Company operates in two principal businesses. The manufactured housing segment includes the Company's retail and manufacturing operations. The Company's retail business purchases homes primarily from the Company's manufacturing operations but supplements these purchases in certain markets with purchases from third party manufacturers. The Company's manufacturing operations sell a substantial majority of its homes to the Company's retail operations, with a lesser portion distributed through exclusive independent dealers.

The financial services segment provides retail financing to customers of the manufactured housing segment as well as to customers of independent retail dealers. This segment both originates and services loans, and securitizes the loans in the public and private markets as a source of capital. The segment also reinsures credit life insurance risk on policies sold to retail customers, and beginning June 1, 1997 reinsures insurance risk on property and casualty insurance and extended service contracts sold to retail customers.

Segment operating income is income before general corporate expenses, non-financial interest expense, investment income and income taxes. Identifiable assets include those assets directly related to the Company's operations in the different segments; general corporate assets consist principally of cash, certain property and other investments.

                                                                                  --------------------------------------------
(in thousands)                                                                       1997               1996            1995
                                                                                  --------------------------------------------
Revenues
  Manufactured housing .......................................................    $  967,000         $881,218         $758,370
  Financial services .........................................................       102,778           92,346           61,995
  Investment income ..........................................................           273              358            1,047
                                                                                  --------------------------------------------
                                                                                  $1,070,051         $973,922         $821,412
                                                                                  ============================================
Operating income
  Manufactured housing(1) ....................................................    $   95,309         $ 82,181         $ 60,806
  Financial services                                                                  57,179           52,387           24,449
                                                                                  --------------------------------------------
    Combined                                                                         152,488          134,568           85,255
  Non-financial interest expense .............................................        (3,274)          (2,221)          (2,259)
  Investment income ..........................................................           273              358            1,047
  General corporate expenses(2) ..............................................       (16,295)         (22,025)         (11,046)
                                                                                  --------------------------------------------
    Income before income taxes ...............................................    $  133,192         $110,680         $ 72,997
                                                                                  ============================================
Identifiable assets
  Manufactured housing .......................................................    $  363,206         $307,771         $286,147
  Financial services .........................................................       486,833          490,472          477,262
  General corporate ..........................................................        54,467           43,734           19,231

                                                                                  $  904,506         $841,977         $782,640
                                                                                  ============================================
Depreciation and amortization
  Manufactured housing .......................................................     $   8,230          $ 7,302          $ 5,683
  Financial services .........................................................         1,241              565              765
  General corporate ..........................................................         4,854            2,594            1,830
                                                                                  --------------------------------------------
                                                                                 $   14,325         $ 10,461          $ 8,278
                                                                                 =============================================
Capital expenditures
  Manufactured housing .......................................................    $   31,731         $ 24,290         $ 25,276
  Financial services .........................................................         1,925            1,247              956
  General corporate ..........................................................         4,746           15,766           15,638
                                                                                  --------------------------------------------
                                                                                  $   38,402         $ 41,303         $ 41,870
                                                                                 =============================================


(1) Includes one-time charges of approximately $663,000 in 1995 relating to the sale of a manufactured housing facility
(2) Includes one-time charges of approximately $537,000 in 1995 relating to downsizing corporate overhead staff at Golden West

Report of Independent Accountants
To the Board of Directors and Shareholders of Oakwood Homes Corporation
                                                   [PRICE WATERHOUSE LLP LOGO]

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Oakwood Homes Corporation and its subsidiaries at September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Winston-Salem, North Carolina
November 3, 1997

Oakwood Homes Corporation and Subsidiaries
Common Stock Prices

                  -----------------------------------------------------------------------------------
                      1997             1996              1995               1994             1993
                  -----------------------------------------------------------------------------------
Quarter           High     Low      High    Low      High     Low      High     Low     High     Low
                  -----------------------------------------------------------------------------------
First .........   297/8    21       21      165/8    131/4    103/8    141/4    111/4   105/8     61/2
Second ........   23       173/8    253/4   181/2    131/2    107/8    147/8    101/8   113/4     83/4
Third .........   243/4    163/4    25      20       131/2    115/8    117/8     95/8   105/8     85/8
Fourth ........   30       237/16   28      203/8    181/8    127/8    141/2    111/8   13       103/8


Dividend Information

The Company declared a cash dividend of $.01 per common share during each of the eight quarters in the period ended September 30, 1997.

Shareholder Information Guide



Directors                                    Executive Officers                      Mailing Address
Nicholas J. St. George                       Nicholas J. St. George                  Oakwood Homes Corporation
Elected 1972                                 Chairman, President and                 Post Office Box 27081
Chairman, President and                      Chief Executive Officer                 Greensboro, North Carolina 27425-7081
Chief Executive Officer                                                              (336) 664-2400
                                             C. Michael Kilbourne
C. Michael Kilbourne                         Executive Vice President and            Legal Counsel
Elected 1995                                 Chief Financial Officer                 Kennedy Covington Lobdell &
Executive Vice President and                                                         Hickman, L.L.P.
Chief Financial Officer                      William G. Edwards                      Charlotte, North Carolina
                                             Executive Vice President
Clarence W. Walker*                          Housing Operations                      Independent Accountants
Elected 1971                                                                         Price Waterhouse LLP
Partner, Kennedy Covington                   Douglas R. Muir                         Winston-Salem, North Carolina
Lobdell & Hickman, L.L.P.                    Senior Vice President,
Attorneys at Law                             Secretary and Treasurer                 Transfer Agent and Registrar
                                                                                     First Union National Bank of North Carolina
Kermit G. Phillips, II*                      Jeffrey D. Mick                         Shareholder Services Group
Elected 1979                                 Senior Vice President                   1525 West W.T. Harris Boulevard
Chairman, Phillips Management                Strategic Services                      NC-1153
Group, Inc. (Real Estate                                                             Charlotte, North Carolina 28288
Development and Management)                  Myles E. Standish                       (800) 829-8432
                                             Senior Vice President and
Dennis I. Meyer                              General Counsel                         Securities Exchange Listing
Elected 1983                                                                         New York Stock Exchange
Partner, Baker & McKenzie,                   Lisa K. Carter                          Ticker Symbol--OH
Attorneys at Law                             Vice President and Controller
                                                                                     Shareholders
H. Michael Weaver*                           J. Michael Stidham                      At December 12, 1997, the Company
Elected 1991                                 Executive Vice President                had an estimated 23,000 shareholders,
Private Investor;                            Retail Operations                       including beneficial owners holding shares
Owner, Weaver Investment Company                                                     in nominee and "street" name.
(Real Estate Investments)                    Larry M. Walker
                                             Executive Vice President                Cash Dividends
Sabin C. Streeter*                           Manufacturing Operations                Cash dividends on Oakwood Common
Elected 1993                                                                         Stock have been paid for 22 consecutive
Private Investor;                            Robert A. Smith                         years. Cash dividends are ordinarily paid on
Executive-In-Residence,                      Executive Vice President                or about the end of November, February,
Columbia Business School                     Consumer Finance Operations             May and August.

Francis T. Vincent, Jr.+                                                             Shareholder Inquiries
Elected 1993                                                                         Inquiries by shareholders and securities
Private Investor                                                                     analysts should be directed to
                                                                                     Douglas R. Muir, Senior Vice President
Roger W. Schipke                                                                     (336) 664-2360
Elected 1996
Private Investor                                                                     Annual Meeting
                                                                                     The 1998 annual meeting of shareholders
Lanty L. Smith                                                                       will be held in Greensboro, North Carolina at
Elected 1997                                                                          2 p.m. on Wednesday, February 11, 1998.
Chairman, The Greenwood Group, Inc. and
Precision Fabrics Group, Inc.                                                        Report on Form 10-K
                                                                                     The Company will provide without charge
*        Member of the Audit Committee                                               a copy of its annual report on Form 10-K
+        Member of the Compensation                                                  as filed with the Securities and Exchange
         Committee                                                                   Commission upon receipt of a written
                                                                                     request. This request should be addressed
                                                                                     to the Corporate Secretary.

                                                                                     Website
                                                                                     www.oakwoodhomes.com

Designed by Curran & Connors, Inc.

(blank page appears here as the inside back cover)

Oakwood Homes Logo Appears Here

Oakwood
Homes
Corporation

P.O. BOX 27081
Greensboro, NC 27425-7081
336-664-2400

                          (PHOTO OF JOCKEYS ON HORSES)